As filed with the Securities and Exchange Commission on August 1, 2008

Registration No. 333-152480

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO

FORM S-3

REGISTRATION STATEMENT

Under

The Securities Act of 1933

CAI International, Inc.

(Exact name of registrant as specified in its charter)

Delaware	7359	94-3298884
(State of Incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

One Embarcadero Center

Suite 2101

San Francisco, California 94111

(415) 788-0100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Masaaki (John) Nishibori

President and Chief Executive Officer

CAI International, Inc.

One Embarcadero Center

Suite 2101

San Francisco, California 94111

(415) 788-0100

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Edward J. Wes, Jr. Bruce McNamara Perkins Coie LLP 101 Jefferson Drive Menlo Park, California 94025 (650) 838-4300	Sarah K. Solum Davis Polk & Wardwell 1600 El Camino Real Menlo Park, California 94025 (650) 752-2000

Approximate date of commencement of proposed sale to public: As soon as practicable after the effective date of this Registration Statement. If the only securities on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes or securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

* Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer”, “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐
(Do not check if a smaller reporting company)

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Neither we nor the selling stockholder may sell these securities until the Securities and Exchange Commission declares our registration statement effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated August 1, 2008

4,000,000 Shares

CAI INTERNATIONAL, INC.

Common Stock

$             per share

CAI International, Inc. is offering 1,333,000 shares and the selling stockholder named in this prospectus is offering 2,667,000 shares of our common stock. We will not receive any proceeds from the sale of any shares of our common stock by the selling stockholder. Our common stock is listed on the New York Stock Exchange under the symbol “CAP.” The last reported sale price of our common stock on July 31, 2008 was $18.26 per share.

This investment involves risk. See “Risk Factors” beginning on page 11 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to CAI International, Inc.	$	$
Proceeds, before expenses, to selling stockholder	$	$

The underwriters have a 30-day option to purchase up to 199,950 additional shares of common stock from us and to purchase up to 400,050 additional shares of common stock from the selling stockholder to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Piper Jaffray	Banc of America Securities LLC

Jefferies & Company

William Blair & Company

The date of this prospectus is                     , 2008.

You should rely only on the information contained or incorporated by reference in this prospectus and in any free writing prospectus. We and the selling stockholder have not, and the underwriters have not, authorized anyone to provide you with information that is different. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information contained or incorporated by reference in this prospectus is complete and accurate only as of the date on the front cover of this prospectus, regardless of when this prospectus is delivered or any sale of our common stock occurs.

i

SUMMARY

The items in the following summary are described in more detail later in this prospectus. This summary provides an overview of selected information and does not contain all the information you should consider. Therefore, you should also read the more detailed information set out in this prospectus, including the financial statements, the notes thereto and the matters set forth under “Risk Factors.”

In this prospectus, unless indicated otherwise, references to: (1) “CAI,” “the company,” “we,” “us” and “our” refer to CAI International, Inc., formerly known as Container Applications International, Inc., the issuer of the common stock and its subsidiaries; (2) “Interpool” refers to Interpool, Inc., which owned 50.0% of our common stock until we repurchased such common stock on October 1, 2006; (3) “TEU” refers to a “20’ equivalent unit,” which is a measurement used in the container shipping industry to compare shipping containers of various sizes and configurations to a standard 20’ dry van container; (4) “our owned fleet” means the containers we own, plus the containers we lease from other companies under operating and finance leases; (5) “our managed fleet” means the containers we manage that are owned by container investors; (6) “our fleet” and “our total fleet” mean our owned fleet plus our managed fleet; and (7) “container investors” means investment entities that purchase portfolios of containers from us. Unless otherwise indicated herein, all share and per share information has been adjusted for the 420-for-one stock split that was effected as of April 23, 2007.

CAI International, Inc.

We are one of the world’s leading container leasing and management companies. We believe that our share of the worldwide leased container fleet, as measured in TEUs, increased from approximately 4.3% as of mid-1998 to 6.5% as of mid-2008, representing the seventh largest fleet of leased containers in the world. We operate our business through two segments: container leasing and container management. We purchase new containers, lease them to container shipping lines and either retain them as part of our owned fleet or sell them to container investors for whom we then provide management services. In operating our fleet, we lease, re-lease and dispose of containers and contract for the repair, repositioning and storage of containers. As of March 31, 2008, our fleet comprised over 773,000 TEUs, 68.0% of which represented our managed fleet and 32.0% of which represented our owned fleet. Our strategic focus on both owning and managing containers for container investors has enabled us to grow a larger total fleet, incur less debt and realize a higher return on assets and equity than we believe would have been possible if our fleet had consisted entirely of containers owned by us.

We were founded in 1989 by our Executive Chairman, Hiromitsu Ogawa, as a traditional container leasing company that leased containers owned by us to container shipping lines. In 1998, we shifted our strategic focus from leasing containers owned by us to both leasing containers owned by us and managing containers for container investors. Our managed fleet, as measured in TEUs, increased at a compounded annual growth rate of 18.2% from December 31, 1998 to December 31, 2007 as compared to a compounded annual growth rate of 11.5% for our total fleet, as measured in TEUs, during the same period.

We lease our containers to lessees under long-term leases, short-term leases and finance leases. Long-term leases cover a specified number of containers that will be on lease for a fixed period of time. Short-term leases provide lessees with the ability to lease containers either for a fixed term of less than one year or without a fixed term on an as-needed basis, with flexible pick-up and drop-off of containers at depots worldwide. Finance leases are long-term lease contracts that grant the lessee the right to purchase the container at the end of the term for a nominal amount. For the three months ended March 31, 2008, 95.7% of our fleet, as measured in TEUs, was on lease. As of March 31, 2008, 71.3% of our on-lease fleet was on long-term leases, 26.4% on short-term leases and 2.3% on finance leases.

We manage containers under management agreements that cover portfolios of containers. Our management agreements typically have terms of eight to 12 years and provide that we receive a management fee based upon the actual rental revenue for each container less the actual operating expenses directly attributable to that container. We also receive fees for selling used containers on behalf of container investors. For the three months ended March 31, 2008, our container management segment generated revenues of $5.8 million and income before income taxes of $2.6 million. For the year ended December 31, 2007, and the combined year ended December 31, 2006, our container management segment generated revenues of $25.5 million and $25.9 million, respectively, and income before income taxes of $14.3 million and $16.8 million, respectively.

In operating our business, we emphasize the quality of our fleet, supply reliability and high level of customer service to our container lessees. We focus on ensuring adequate container availability in high-demand locations, dedicate large portions of our organization to building relationships with lessees, maintain close day-to-day coordination with lessees and have developed a proprietary information technology system that allows our lessees to access real-time information about their containers.

Our container leasing segment revenue comprises container rental revenue and finance lease income from our owned fleet, and our container management segment revenue comprises gain on sale of container portfolios and management fee revenue for managing containers for container investors. For the three months ended March 31, 2008, our container leasing segment generated revenues of $11.8 million and income before income taxes of $5.1 million. For the year ended December 31, 2007, and the combined year ended December 31, 2006, our container leasing segment generated revenues of $39.4 million and $34.8 million, respectively, and income before income taxes of $15.9 million and $7.8 million, respectively.

For the three months ended March 31, 2008, we generated total revenues of $17.7 million, EBITDA of $13.1 million, and net income of $5.3 million, as compared to total revenues of $14.5 million, EBITDA of $11.1 million, and net income of $3.6 million for the three months ended March 31, 2007. For the year ended December 31, 2007, and the combined year ended December 31, 2006, we generated total revenues of $64.9 million and $60.7 million, respectively, EBITDA of $50.1 million and $44.8 million, respectively, and net income of $19.2 million and $15.6 million, respectively.

On April 30, 2008 we acquired Consent Equipment AB of Sweden (“CEAB”) for $15.6 million in cash and assumed CEAB’s indebtedness. In connection with this acquisition we acquired 4,400 palletwide containers, 1,200 roll trailers and 2,400 German swapbodies. We intend to continue to pursue additional acquisitions in container related areas, particularly where it may allow us to add additional customers or gain additional expertise.

Recent Developments

On July 30, 2008, we announced our unaudited financial results for the three months June 30, 2008. The following financial information is preliminary and may be subject to adjustments in connection with the preparation and filing of our unaudited consolidated financial statements in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2008. The preliminary financial information should be read in conjunction with our financial statements, related notes and other financial information in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the year ended December 31, 2007, our Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2008 that is expected to be filed prior to the pricing of this offering, all of which are incorporated by reference in this prospectus.

For the three months ended June 30, 2008, our net income increased $2.2 million, or 53.7%, to $6.3 million, compared with net income of $4.1 million for the three months ended June 30, 2007. We generated total revenue of $20.6 million, an increase of $6.6 million, or 47.1%, during the three months ended June 30, 2008 compared to the three months ended June 30, 2007. Container rental revenue increased $5.5 million, or 66.3%, to $13.8 million during the three months ended June 30, 2008 from $8.3 million in the three months ended June 30, 2007. Management fee revenue for the three months ended June 30, 2008 was $3.0 million, a decrease of $0.4 million, or 11.8%, from $3.4 million for the three months ended June 30, 2007. During the three months ended June 30, 2008, gain on sale of container portfolios increased $1.2 million, or 57.1%, to $3.3 million compared to $2.1 million in three months ended June 30, 2007. Finance lease income in the three months ended June 30, 2008 increased $200,000, or 66.7%, to $500,000, compared to finance lease income of $300,000 for the three months ended June 30, 2007. Average fleet utilization was 95.5% for the three months ended June 30, 2008 compared to 93.7% for the three months ended June 30, 2007. Fully diluted earnings per share for the three months ended June 30, 2008 was $0.37 with 17.1 million average shares outstanding, compared to a fully diluted earnings per share of $0.23 with 17.1 million average shares outstanding for the three months ended June 30, 2007.

Industry Overview

We operate in the worldwide intermodal freight container leasing industry. Intermodal freight containers, or containers, are large, standardized steel boxes used to transport cargo by a number of means, including ship, truck and rail. Container shipping lines use containers as the primary means for packaging and transporting freight internationally, principally from export-oriented economies in Asia to North America and Western Europe.

Containerisation International, Market Analysis: World Container Census 2008, estimates that as of mid-2007 transportation companies, including container shipping lines and freight forwarders, owned approximately 58.6% of the total worldwide container fleet and container leasing companies owned approximately 41.4% of the total worldwide container fleet. Given the uncertainty and variability of export volumes and the fact that container shipping lines have difficulty in accurately forecasting their container requirements at different ports, the availability of containers for lease significantly reduces a container shipping line’s need to purchase and maintain excess container inventory.

According to Drewry Shipping Consultants Limited The Drewry Annual Container Market Review and Forecast 2007/2008, worldwide containerized cargo volume grew each year from 1980 through 2007, attaining an estimated compounded annual growth rate of 9.9% during that period. Drewry estimates that 2007 container cargo volume grew 11.7% over the prior year. Drewry forecasts that cargo volume will continue to grow at approximately 9.5% annually through 2012. We believe that this projected growth is due to several factors, including the continuing shift in global manufacturing capacity to lower labor cost regions such as China and India, the continuing integration of developing high-growth economies into global trade patterns, the continuing conversion of cargo from bulk shipping into container shipping and the growing liberalization and integration of world trade.

Our Strengths

We believe our strengths include the following:

•

Multiple Sources of Revenue.    Our business is structured to generate a diversified stream of revenue from multiple sources. We actively manage the mix of owned and managed containers in our fleet to provide us with diversified revenues over long periods of time. We supplement container rental revenue and management fee revenue with gains on the sale of container portfolios that generate significant incremental revenue and facilitate the growth in our management fee revenue as we convert containers owned by us to containers managed by us for our container investors. We are also able to diversify our revenue base by managing the mix of containers under long-term, short-term and finance leases. Maintaining a range of lease types and durations allows us to provide services customized to our clients’ needs. By having multiple sources of revenue, we believe that we have been able to realize a higher return on assets and equity than would have been possible if our fleet had consisted entirely of containers owned by us.

•

High-quality Asset Management Services.    We sell portfolios of leased containers to a number of container investors in Europe and Asia through various intermediaries. Following the sale, we manage these portfolios on behalf of the container investors. We believe that container investors view us as one of the highest quality companies providing container management services due to the quality of the container portfolios that we sell and the asset management services that we provide. From January 1, 2005 to March 31, 2008, we sold to European and Asian container investors containers representing approximately 190,000 TEUs for $354.8 million of gross proceeds.

•

Exposure to International Trade.    Our global reach positions us to participate in long-term global growth trends in international trade. With agreements with multiple container depots in more than 40 countries, we are positioned to serve our global customer base and benefit from trade centered around high growth in developing economies in Asia, Europe and the Mediterranean. According to Drewry Shipping Consultants Limited The Drewry Annual Container Market Review and Forecast 2007/2008, worldwide containerized global cargo volumes are expected to grow at a 9.5% compounded annual growth rate from 2008 to 2012. We expect this growth to contribute to the demand for our containers.

•

Capital-efficient Third-party Fleet Management Operation.    Our container management operation provides us with revenue at the time of sale, long-term contractual management fees and a sales fee earned when we sell used containers for container investors, all with limited long-term investment from us. We have grown our managed fleet by selling portfolios of containers to container investors, most of which are subject to lease at the time of sale. By selling these portfolios to container investors, we are able to free up capital more quickly than if we kept the containers as part of our owned fleet. This enables us to deploy the capital for other uses, such as additional container purchases and repayment of debt.

•

Long-standing Container Lessee Relationships with Attractive Credit Characteristics.    As of March 31, 2008, we leased containers to 245 container lessees, including many of the largest international container shipping lines, and had conducted business with the top 20 lessees of our total fleet, as measured in TEUs, for an average of over 13 years. These top 20 lessees had, as of March 31, 2008, a weighted-average Dynamar credit rating of 2.3 on a rating scale of one through ten, with a one representing the strongest credit rating. Dynamar B.V. provides credit ratings to the container leasing industry.

•

Flexibility to Satisfy Changing Market Demands.    Our operating expertise and financial flexibility enable us to meet the evolving requirements of lessees and container investors. We have significant experience in structuring and selling to container investors portfolios of containers that have attractive investment returns. By selling these portfolios to container investors, we have been able to purchase a substantial number of new containers while at the same time maintaining significant borrowing capacity under our senior secured credit facility. This has enabled us to choose when to purchase new containers based upon our expectations of near-term market conditions and quickly respond to the changing demands of lessees for short- and long-term leases. In order to increase the amount of credit available to us for these and other purposes, we have increased our revolving line of credit under our senior secured credit facility from $200 million as of September 25, 2007 to $290 million as of May 31, 2008.

•

Experienced Management Team.    We have significant experience in the container leasing industry. Our four key officers have an average of approximately 20 years of experience in the container leasing industry. In addition, our marketing, operations and underwriting personnel have developed long-term relationships with lessees that improve our access to continued opportunities with leading container shipping lines. Due to the significant stock ownership by management, stockholder and management interests are closely aligned.

•

Proprietary, Real-time Information Technology System.    We have developed a proprietary, real-time information technology system to assist us in managing our container fleet. Our information technology system allows us to monitor lease status, repair billings and contract terms of every individual container in our fleet. By actively maintaining and reviewing this information, we are able to more efficiently manage the logistics and billings of our business. Our proprietary IT system has been essential to providing a high level of customer service, and we believe it is scalable to satisfy our future growth without significant capital expenditures.

Risks Affecting Us

In operating our business we have faced and will continue to face significant challenges. Our ability to successfully operate our business is subject to numerous risks as discussed more fully in the section entitled “Risk Factors.” For example:

•	world trade volume and economic growth could decline and other macroeconomic market conditions affecting the container leasing industry could worsen;

•	demand from container investors to purchase portfolios of leased containers at prices that are attractive to us could decline;

•	container shipping lines could decide to buy rather than lease a larger percentage of the containers they use;

•	demand for leased containers by container shipping lines could decrease due to consolidation of container shipping lines or other factors;

•	per diem rates for leases could decline;

•	new container prices could change unexpectedly;

•	shipping may be disrupted by a number of causes, including terrorist attacks and regional economic instability;

•	we may lose key members of our senior management; and

•	we face extensive competition in the container leasing industry.

Any of the above risks could cause our per diem or utilization rates to decline or could otherwise materially and adversely affect our business, financial position and results of operations. An investment in our common stock involves risks. You should read and consider the information set forth in “Risk Factors” and all other information set forth in this prospectus before investing in our common stock.

Corporate Information

We were incorporated under the name Container Applications International, Inc. as a Nevada corporation in 1989 and reincorporated under the name CAI International, Inc. in Delaware in 2007. Our principal executive offices are located at One Embarcadero Center, Suite 2101, San Francisco, California 94111. Our telephone number is (415) 788-0100 and our Web site is located at http://www.caiintl.com. We expect to make our periodic reports and other information filed with or furnished to the SEC available free of charge through our Web site as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information contained on our Web site or any other Web site is not incorporated by reference into this prospectus, and you should not consider information contained on our Web site or any other Web site to be a part of this prospectus.

The Offering

Common stock offered:

By CAI International, Inc.	1,333,000 shares

By the selling stockholder	2,667,000 shares

Total	4,000,000 shares

Common stock outstanding after this offering	18,474,896 shares

Offering price	$ per share

Use of proceeds	We expect to use all of our net proceeds from this offering to repay a portion of the amount outstanding under the revolving line of credit under our senior secured credit facility. Over the longer term, we expect to use the incremental borrowing availability to expand our fleet. We will not receive any of the proceeds from the sale of common stock by the selling stockholder. See “Use of Proceeds.”

New York Stock Exchange symbol	CAP

The number of shares outstanding after this offering is based on 17,141,896 shares of common stock outstanding as of June 30, 2008 and, unless otherwise indicated:

•	includes 32,976 shares of common stock subject to restricted stock grants under our 2007 Equity Incentive Plan;

•	excludes 479,790 shares of common stock issuable upon exercise of options at a weighted average exercise price of $15.01 per share; and

•	excludes 209,214 shares of common stock reserved for future issuance under our 2007 Equity Incentive Plan.

Unless otherwise indicated, this prospectus assumes no exercise of the underwriters’ over-allotment option.

Summary Historical Consolidated Financial and Operating Data

The summary consolidated financial data presented below under the heading “Consolidated Statement of Income Data” for the year ended December 31, 2005, the nine months ended September 30, 2006, the three months ended December 31, 2006 and the year ended December 31, 2007 have been derived from our audited consolidated financial statements included in our Report on Form 10-K for the year ended December 31, 2007. The summary consolidated financial data presented below under the heading “Consolidated Statement of Income Data” for the three months ended March 31, 2007 and 2008 and under the heading “Consolidated Balance Sheet Data” as of March 31, 2008, have been derived from our unaudited consolidated financial statements that are included in our Report on Form 10-Q for the three months ended March 31, 2008 and have been prepared on the same basis as our audited consolidated financial statements. In the opinion of management, the unaudited consolidated summary financial data presented below under the headings “Consolidated Statement of Income Data” and “Consolidated Balance Sheet Data” reflect all normal and recurring adjustments necessary to fairly present our financial condition and results of operations as of and for the periods presented.

Prior to October 1, 2006, we had two principal stockholders, each of whom beneficially owned 50.0% of our outstanding common stock. These stockholders were our founder and Executive Chairman, Hiromitsu Ogawa, and Interpool. On October 1, 2006, we repurchased all 10,584,000 shares held by Interpool, or 50.0% of our then-outstanding common stock. The repurchase resulted in an increase in the percentage of our common stock held by Mr. Ogawa from 50.0% to 100.0%. In connection with this transaction we have applied pushdown accounting in accordance with Staff Accounting Bulletin No. 54 (“SAB No. 54”) and accounted for the purchase as a step acquisition in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141, Business Combinations (“SFAS No. 141”). Due to the application of pushdown accounting and step acquisition accounting in our financial statements, our financial condition and results of operations after September 30, 2006 will not be comparable in some respects to our financial condition and results of operations reflected in our historical financial statements as of dates or for periods prior to October 1, 2006.

The consolidated balance sheet and statement of income data in this prospectus prior to October 1, 2006 refer to the Predecessor company, while the consolidated balance sheet and statement of income data on and subsequent to October 1, 2006 refer to the Successor company. A line has been drawn between the accompanying financial statements to distinguish between the predecessor period and the successor period.

We adopted the Financial Accounting Standards Board (“FASB”) Staff Position Accounting for Planned Major Maintenance Activities (“FSP AUG AIR-1”) effective January 1, 2007. As a result we have retroactively adjusted our consolidated financial statements to reflect the direct expense method of accounting for maintenance, a method permitted under this Staff Position. The impact of the application of FSP AUG AIR-1 to our storage and handling expense was an increase of $47,000 in the three months ended December 31, 2006, an increase of $179,000 for the nine months ended September 30, 2006 and an increase of $421,000 for the year ended December 31, 2005.

The operating data presented below under “Selected Operating Data” are not audited. Historical results are not necessarily indicative of the results to be expected for future periods. You should read the summary historical consolidated financial and operating data presented below in conjunction with our consolidated financial statements and related notes included in our Report on Form 10-K for the year ended December 31, 2007 and in our Report on Form 10-Q for the three months ended March 31, 2008.

All common share and per share data have been adjusted to retroactively reflect the 420-to-1 stock split that occurred on April 23, 2007.

	Successor				Predecessor
	Three Months Ended March 31,		Year Ended December 31, 2007	Three Months Ended December 31, 2006	Nine Months Ended September 30, 2006	Year Ended December 31, 2005
	2008	2007
	(Unaudited)
	(Dollars in thousands, except per share data)
Consolidated Statement of Income Data
Revenue:
Container rental revenue	$11,446	$7,880	$38,148	$9,383	$24,228	$39,614
Management fee revenue	2,910	3,419	12,663	3,569	8,530	11,230
Gain on sale of container portfolios	2,922	2,895	12,855	5,392	8,365	9,913
Finance lease income	373	319	1,206	267	927	829

Total revenue	17,651	14,513	64,872	18,611	42,050	61,586

Operating expenses:
Depreciation of container rental equipment	3,012	1,690	8,805	2,360	9,653	14,764
Amortization of intangible assets	312	308	1,241	307	—	—
Impairment of container rental equipment	95	119	365	81	270	572
Gain on disposition of used container equipment	(822)	(1,005)	(4,400)	(747)	(804)	(1,166)
Gain on settlement of lease obligation	—	—	(780)	—	—	—
Equipment rental expense	20	395	961	395	1,187	6,875
Storage, handling and other expenses	874	671	3,077	779	2,411	3,853
Marketing, general and administrative expenses	4,404	3,302	15,668	3,389	8,967	12,551

Total operating expenses	7,895	5,480	24,937	6,564	21,684	37,449

Operating income	9,756	9,033	39,935	12,047	20,366	24,137

Interest expense	2,023	3,239	10,406	3,715	4,183	7,798
Gain on extinguishment of debt	—	—	(681)	—	—	—
Interest income	(47)	(9)	(126)	(20)	(37)	(27)

Net interest expense	1,976	3,230	9,599	3,695	4,146	7,771

Income before income taxes	7,780	5,803	30,336	8,352	16,220	16,366
Income tax expense	2,491	2,191	11,102	3,119	5,856	6,377

Net income	5,289	3,612	19,234	5,233	10,364	9,989
(Accretion)/decretion of preferred stock	—	(5,572)	(5,577)	(6)	1,464	(713)

Net income (loss) available to common stockholders	$5,289	$(1,960)	$13,657	$5,227	$11,828	$9,276

	Successor				Predecessor
	Three Months Ended March 31,		Year Ended December 31, 2007	Three Months Ended December 31, 2006	Nine Months Ended September 30, 2006	Year Ended December 31, 2005
	2008	2007
	(Unaudited)
	(Dollars in thousands, except per share data)
Net income (loss) per share:
Basic	$0.31	$(0.19)	$0.93	$0.49	$0.56	$0.44
Diluted	$0.31	$(0.19)	$0.85	$0.36	$0.48	$0.44
Weighted average shares outstanding:
Basic	17,109	10,584	14,713	10,584	21,168	21,168
Diluted	17,109	10,584	16,682	16,270	21,735	21,168
Other Financial Data:
EBITDA (unaudited)(1)	$13,116	$11,066	$50,108	$14,746	$30,094	$38,996
Purchase of containers	32,372	37,215	219,530	45,843	89,366	127,288
Net proceeds from sale of container portfolios	22,157	24,908	113,402	49,252	67,912	102,097

	As of March 31, 2008
	Actual	As Adjusted(2)(3)
	(Dollars in thousands)
	(Unaudited)
Consolidated Balance Sheet Data:
Cash	$34,221	$ 34,221
Container rental equipment, net	270,308	270,308
Net investment in direct finance leases	11,329	11,329
Total assets	414,120	414,120
Long-term debt	165,100	142,770
Total liabilities	277,246	254,916
Total stockholders’ equity	136,874	159,204

	As of March 31, 2008	As of December 31,
		2007	2006	2005
		(Unaudited)
Selected Operating Data:
Managed fleet in TEUs(4)	526,031	500,433	483,333	456,076
Owned fleet in TEUs(4)	247,347	253,910	185,645	141,653

Total	773,378	754,343	668,978	597,729

Percentage of on-lease fleet on long-term leases(5)	71.3%	70.9%	65.3%	64.7%
Percentage of on-lease fleet on short-term leases	26.4	26.8	32.8	33.5
Percentage of on-lease fleet on finance leases	2.3	2.3	1.9	1.8

Total	100.0%	100.0%	100.0%	100.0%

	Three Months Ended March 31, 2008
		Year Ended December 31,
		2007	2006	2005
Utilization rate(6)	95.7%	94.3%	90.6%	90.7%

footnotes on following page

(1)

EBITDA is defined as net income before interest, income taxes, depreciation and amortization. We believe EBITDA is helpful in understanding our past financial performance as a supplement to net income and other performance measures calculated in conformity with accounting principles generally accepted in the United States (“GAAP”). We believe that EBITDA is useful to investors in evaluating our operating performance because it provides a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies in our industry. EBITDA has limitations as an analytical tool and you should not consider it in isolation or as a substitute for any measure reported under GAAP. EBITDA’s usefulness as a performance measure as compared to net income is limited by the fact that EBITDA excludes the impact of interest expense, depreciation and amortization expense and taxes. We borrow money in order to finance our operations; therefore, interest expense is a necessary element of our costs and ability to generate revenue. Similarly, our use of capital assets makes depreciation and amortization expense a necessary element of our costs and ability to generate income. In addition, since we are subject to state and federal income taxes, any measure that excludes tax expense has material limitations. Moreover, EBITDA is not calculated identically by all companies; therefore our presentation of EBITDA may not be comparable to similarly titled measures of other companies. Due to these limitations, we use EBITDA as a measure of performance only in conjunction with GAAP measures of performance, such as net income. The following table provides a reconciliation of EBITDA to net income, the most comparable performance measure under GAAP:

	Successor				Predecessor
	Three Months Ended March 31, 2008	Three Months Ended March 31, 2007	Year Ended December 31, 2007	Three Months Ended December 31, 2006	Nine Months Ended September 30, 2006	Year Ended December 31, 2005
			(Dollars in thousands) (Unaudited)
Net income	$5,289	$3,612	$19,234	$5,233	$10,364	$9,989
Add:
Net interest expense	1,976	3,230	9,599	3,695	4,146	7,771
Depreciation	3,048	1,725	8,932	2,392	9,728	14,859
Amortization of intangible assets	312	308	1,241	307	—	—
Income tax expense	2,491	2,191	11,102	3,119	5,856	6,377
EBITDA (Unaudited)	$13,116	$11,066	$50,108	$14,746	$30,094	$38,996

(2)

The as adjusted balance sheet data as of March 31, 2008 give effect to (a) the sale by us of 1,333,000 shares of common stock in this offering at an assumed offering price of $18.26 per share, the last reported sale price of our common stock on the NYSE on July 31, 2008, (b) our receipt of the estimated net proceeds of this offering of approximately $22.3 million after deducting underwriting discounts and commissions and estimated offering expenses payable by us and (c) the application of the estimated net proceeds of this offering to repay certain indebtedness as set forth in “Use of Proceeds.”

(3)

Assuming the number of shares offered by us as set forth on the cover page of this prospectus remains the same, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, a $1.00 change in the assumed offering price per share would impact long-term debt, total liabilities and stockholders’ equity by approximately $1.3 million.

(4)

Reflects the total number of TEUs included in our managed or owned fleet, as applicable, as of the end of the period indicated, including units held for sale and units held at the manufacturer that we have purchased.

(5)

Long-term leases comprise leases that had a contractual term in excess of 12 months at the time of inception of the leases, including leases that permit cancellation by the lessee within 12 months if penalties are paid. Short-term leases comprise leases that had a contractual term of 12 months or less at the time of inception of the leases. As of March 31, 2008, our long-term leases had a weighted average life of 27 months.

(6)

Reflects the average number of TEUs in our fleet on lease as a percentage of total TEUs available for lease. In calculating TEUs available for lease, we exclude units held for sale and units held at the manufacturer that we have purchased. The utilization rate for a period is calculated by averaging the utilization rates at the end of each calendar month during the period. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a discussion of the calculation of our utilization rate.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the following risk factors, together with the other information contained in this prospectus, including our financial statements and the related notes, before investing in our common stock. Any of the risk factors we describe below could adversely affect our business, cash flows, results of operations and financial condition. The market price of our common stock could decline and you may lose some or all of your investment if one or more of these risks and uncertainties develop into actual events.

Risks Related to Our Business and the Container Leasing Industry

The demand for leased containers depends on many political, economic and other factors beyond our control.

Substantially all of our revenue comes from activities related to the leasing of containers. Our ability to continue successfully leasing containers to container shipping lines, earning management fees on leased containers and attracting container investors to purchase container portfolios from us depends in part upon the continued demand for leased containers. The demand for containers is affected by numerous factors.

Demand for containers depends largely on the rate of world trade and economic growth, with consumer demand being one of the most critical factors affecting this growth. Economic downturns in one or more countries, particularly in the United States and other countries with consumer-oriented economies, could result in a reduction in world trade volume or in demand by container shipping lines for leased containers. Thus, a decrease in the volume of world trade may adversely affect our utilization and per diem rates and lead to reduced revenue, increased operating expenses (such as storage and repositioning costs) and have an adverse effect on our financial performance. We cannot predict whether, or when, such downturns will occur.

Much of our leasing business involves shipments of goods exported from Asia. From time to time, there have been economic disruptions, health scares, such as SARS and avian flu, financial turmoil, natural disasters and political instability in Asia. If these events were to occur in the future, they could adversely affect our container lessees and the general demand for shipping and lead to reduced demand for leased containers or otherwise adversely affect us.

Other general factors affecting demand for leased containers, utilization and per diem rates include the following:

•	prices of new and used containers;

•	economic conditions and competitive pressures in the shipping industry;

•	shifting trends and patterns of cargo traffic;

•	the availability and terms of container financing;

•	fluctuations in interest rates and foreign currency values;

•	overcapacity or undercapacity of the container manufacturers;

•	the lead times required to purchase containers;

•	the number of containers purchased by competitors and container lessees;

•	container ship fleet overcapacity or undercapacity;

•	increased repositioning by container shipping lines of their own empty containers to higher-demand locations in lieu of leasing containers from us;

•	consolidation or withdrawal of individual container lessees in the container shipping industry;

•	import/export tariffs and restrictions;

•	customs procedures, foreign exchange controls and other governmental regulations;

•	natural disasters that are severe enough to affect local and global economies; and

•	political and economic factors.

All of these factors are inherently unpredictable and beyond our control. These factors will vary over time, often quickly and unpredictably, and any change in one or more of these factors may have a material adverse effect on our business and results of operations. Many of these factors also influence the decision by container shipping lines to lease or buy containers. Should one or more of these factors influence container shipping lines to buy a larger percentage of the containers they operate, our utilization rate would decrease, resulting in decreased revenue and increased storage and repositioning costs.

Our operating results have fluctuated significantly in the past and may fluctuate significantly in the future.

Our revenue comes primarily from the leasing of containers owned by us, management fees earned on containers owned by container investors and gain on sale of container portfolios to container investors. Historically, our annual and quarterly total revenues, net income and cash flows have fluctuated significantly as a result of fluctuations in our gain on sale of container portfolios. Selling containers to container investors has very little associated incremental expense, which means that our quarterly results may fluctuate significantly depending upon the amount of gain on sale of container portfolios, if any, we realize in a quarter. Due to seasonal increased demand for containers in the several months leading up to the holiday season in the United States and Europe and higher demand for purchasing containers by container investors toward the end of the calendar year, a higher proportion of our container sales to investors has typically occurred in the second half of each calendar year. Although by comparison our container rental revenue and management fee revenue have historically fluctuated much less than our gain on sale of container portfolios, container rental revenue and management revenue may also fluctuate significantly in future periods based upon the level of demand by container shipping lines for leased containers, our ability to maintain a high utilization rate of containers in our total fleet, changes in per diem rates for leases and fluctuations in operating expenses.

A large part of our revenue comes from gain on sale of container portfolios and our container sale activities in the future may result in lower gains or losses on sales of containers.

Our revenue from gain on sale of container portfolios depends on our ability to make a profit on containers that we purchase and then resell to container investors. We typically enter into firm purchase orders for containers before we begin finding lessees for the containers, and the time necessary to lease these containers may be much longer than we anticipate. The price that a container investor is willing to pay for a portfolio of containers depends on a number of factors, including the historical and future expected cash flows from the portfolio to the container investor, the credit ratings of the lessees, the mix of short-term and long-term leases, the number of TEUs in the portfolio, the timing of the sale and alternative investment opportunities available to the container investor. If any of these factors changes unexpectedly during the period between the date of our purchase order to the date a container investor purchases the container from us, we may recognize a lower gain on sale of the containers to investors, sell them to container investors at a loss or retain them as part of our owned fleet.

We derive a substantial portion of our revenue for each of our container management and container leasing segments from a limited number of container investors and container lessees, respectively. The loss of, or reduction in business by, any of these container investors or container lessees could result in a significant loss of revenue and cash flow.

We have derived, and believe that we will continue to derive, a significant portion of our revenue and cash flow from a limited number of container investors and container lessees. Our business comprises two reportable segments for financial statement reporting purposes: container management and container leasing. Revenue for our container management segment comes primarily from container investors that purchase portfolios of containers and then pay us to manage the containers for them. Revenue for our container leasing segment comes primarily from container lessees that lease containers from our owned fleet.

Revenue from our ten largest container lessees represented 62.9% of the revenue from our container leasing segment for the year ended December 31, 2007, with revenue from our single largest container lessee accounting for 11.8%, or $4.7 million, of revenue from our container leasing segment during such period. This $4.7 million of revenue represented 7.2% of our total revenue for this period. We do not distinguish between our owned fleet and our managed fleet when we enter into leases with container shipping lines. Accordingly, the largest lessees of our owned fleet are typically among the largest lessees of our managed fleet, and our management fee revenue is based in part on the number of managed containers on lease to container lessees. As a result, the loss of, or default by, any of our largest container lessees could have a material adverse effect on the revenue for both our container management segment and our container leasing segment. In addition, many of the management agreements with our container investors contain performance criteria, such as minimum per diem net income per container or minimum utilization rates for the pool of containers owned by the container investors. In the event we fail to meet one or more of these criteria in a management agreement, the independent investment arrangers who typically act on behalf of container investors may have the right to terminate the management agreement. In the year ended December 31, 2007, container investors associated with five independent investment arrangers represented 95.4% of our container management revenue. If we were to not perform our obligations as a container manager under the management agreements controlled by an independent investment arranger, the independent investment manager could decide to terminate all of the management agreements under which we have not performed our obligations. Managed containers associated with our single largest container investor accounted for 48.0%, or $12.2 million, of revenue from our container management segment during the year ended December 31, 2007. This $12.2 million of revenue represented 18.8% of our total revenue for this period. The termination of the management agreements under the control of a single investment arranger or the loss of our largest container investor as a management services customer could have a material adverse effect on the revenue for our container management segment.

Consolidation and concentration in the container shipping industry could decrease the demand for leased containers.

We primarily lease containers to container shipping lines. We believe container shipping lines require two TEUs of available containers for every TEU of capacity on their container ships. The container shipping lines have historically relied on a large number of leased containers to satisfy their needs. Consolidation of major container shipping lines could create efficiencies and decrease the demand that container shipping lines have for leased containers because they may be able to fulfill a larger portion of their needs through their owned container fleets. It could also create concentration of credit risk if the number of our container lessees decreases due to consolidation. Additionally, large container shipping lines with significant resources could choose to manufacture their own containers, which would decrease their demand for leased containers and could have an adverse impact on our business.

Per diem rates for our leased containers may decrease, which would have a negative effect on our business and results of operations.

Per diem rates for our leased containers depend on a large number of factors, including the following:

•	the type and length of the lease;

•	embedded residual assumptions;

•	the type and age of the container;

•	the number of new containers available for lease by our competitors;

•	the location of the container being leased; and

•	the price of new containers.

Because steel is the major component used in the construction of new containers, the price of new containers and per diem rates on new containers are highly correlated with the price of raw steel. In the late 1990s, new container prices and per diem rates declined because of, among other factors, a drop in worldwide steel prices and a shift in container manufacturing from Taiwan and Korea to areas in mainland China with lower labor costs. From 2003 to 2004, and again in the second half of 2006, container prices and leasing rates increased partially due to an increase in worldwide steel prices. Similarly, container prices during the first six months of 2008 have risen from their 2007 levels partially due to higher commodity prices. We cannot predict if recent price increases will be sustained or if container prices and per diem rates may fall again. If container prices decline, we may need to lease the containers at low return rates or at a loss.

Per diem rates may be negatively impacted by the entrance of new leasing companies, overproduction of new containers by manufacturers and over-buying of containers by container shipping lines and leasing competitors. For example, during 2001 and again in 2005, overproduction of new containers, coupled with a build-up of container inventories in Asia by leasing companies and container shipping lines, led to decreasing per diem rates and utilization rates. In 2007, competitive pressures also reduced per diem rates. In the event that the container shipping industry were to be characterized by overcapacity in the future, or if available supply of containers were to increase significantly as a result of, among other factors, new companies entering the business of leasing and selling containers, both utilization and per diem rates may decrease, adversely affecting our revenue and operating results.

We face extensive competition in the container leasing industry.

We may be unable to compete favorably in the highly competitive container leasing and container management businesses. We compete with a number of major leasing companies, many smaller lessors, manufacturers of container equipment, companies and financial institutions offering finance leases, promoters of container ownership and leasing as a tax-efficient investment, container shipping lines, which sometimes lease their excess container stocks, and suppliers of alternative types of containers for freight transport. Some of these competitors have greater financial resources and access to capital than we do. Additionally, some of these competitors may have large, underutilized inventories of containers, which could lead to significant downward pressure on per diem rates, margins and prices of containers.

Competition among container leasing companies depends upon many factors, including among others, per diem rates; lease terms, including lease duration, drop-off restrictions and repair provisions; customer service; and the location, availability, quality and individual characteristics of containers. New entrants into the leasing business have been attracted by the high rate of containerized trade growth in recent years. New entrants may be willing to offer pricing or other terms that we are unwilling or unable to match. As a result, we may not be able to maintain a high utilization rate or achieve our growth plans.

A reduction in the willingness of container investors to have us manage their containers could adversely affect our business, results of operations and financial condition.

A significant percentage of our revenue is attributable to management fees earned on services related to the leasing of containers owned by container investors. This revenue has very low direct operating costs associated with it. Accordingly, fluctuations in our management fee revenue in any period will have a significant impact on our profitability in that period. If we fail to meet performance requirements contained in our management agreements, container investors may seek to terminate these agreements. Moreover, our ability to continue to attract new management contracts depends upon a number of factors, including our ability to lease containers on attractive lease terms and to efficiently manage the repositioning and disposition of containers. In the event container investors perceive another container leasing company as better able to provide them with a stable and attractive rate of return, existing contracts may not be renewed, and we may lose management contract opportunities in the future, which could affect our business, results of operations and financial condition.

As we increase the number of containers in our owned fleet, we will be subject to significantly greater ownership risks.

The number of containers in our owned fleet fluctuates over time as we purchase new containers and sell containers to container investors or into the secondary resale market. As part of our strategy, we plan to increase both the number of owned containers as well as the number of managed containers in our fleet. We believe we will be able to find container investors to purchase the desired portion of the new containers that we purchase and lease. If we are unable to locate container investors to purchase these containers, we will operate the containers as part of our owned fleet. Ownership of containers entails greater risk than management of containers for container investors, meaning that as we increase the number of containers in our owned fleet, we are subject to an increased level of risk from loss or damage to equipment, financing costs, changes in per diem rates, re-leasing risk, changes in utilization rates, lessee defaults, repositioning costs, storage expenses, impairment charges and changes in sales price upon disposition of containers.

As we increase the number of containers in our owned fleet we will have significantly more capital at risk and may not be able to satisfy the future capital requirements of our container management business.

As we increase the number of containers in our owned fleet, either as a result of planned growth in our owned fleet or as a result of our inability to sell containers to container investors, we may need to maintain higher debt balances which may adversely affect our return on equity and reduce our capital resources, including our ability to borrow money to continue expanding our managed fleet. Future borrowings may not be available under our senior secured credit facility or we may not be able to refinance the facility, if necessary, on commercially reasonable terms or at all. We may need to raise additional debt or equity capital in order to fund our business, expand our sales activities and/or respond to competitive pressures. We may not have access to the capital resources we desire or need to fund our business. These effects, among others, may reduce our profitability and adversely affect our plans to continue the expansion of the container management portion of our business.

Our container lessees prefer newer containers, so to stay competitive we must continually add new containers to our fleet. If we are unable to make necessary capital expenditures, our fleet of containers may be less attractive to our container lessees and our profitability could suffer.

Gains and losses associated with the disposition of used equipment may fluctuate and adversely affect our results of operations.

We regularly sell used, older containers upon lease expiration. The residual values of these containers therefore affect our profitability. The volatility of the residual values of such containers may be significant. These values depend upon, among other factors, raw steel prices, applicable maintenance standards, refurbishment needs, comparable new container costs, used container availability, used container demand, inflation rates, market conditions, materials and labor costs and equipment obsolescence. Most of these factors are outside of our control.

Containers are typically sold if it is in the best interest of the owner to do so after taking into consideration earnings prospects, book value, remaining useful life, repair condition, suitability for leasing or other uses and the prevailing local sales price for containers. Gains or losses on the disposition of used container equipment and the sales fees earned on the disposition of managed containers will also fluctuate and may be significant if we sell large quantities of used containers.

We may incur significant costs to reposition containers.

When lessees return containers to locations where supply exceeds demand, we routinely reposition containers to higher demand areas. Repositioning expenses vary depending on geographic location, distance, freight rates and other factors, and may not be fully covered by drop-off charges collected from the last lessee of the containers or pick-up charges paid by the new lessee. We seek to limit the number of containers that can be returned and impose surcharges on containers returned to areas where demand for such containers is not expected to be strong. However, market conditions may not enable us to continue such practices. In addition, we may not accurately anticipate which port locations will be characterized by high or low demand in the future, and our current contracts will not protect us from repositioning costs if ports that we expect to be high-demand ports turn out to be low-demand ports at the time leases expire.

Lessee defaults may adversely affect our business, results of operations and financial condition by decreasing revenue and increasing storage, repositioning, collection and recovery expenses.

Our containers are leased to numerous container lessees. Lessees are required to pay rent and indemnify us for damage to or loss of containers. Lessees may default in paying rent and performing other obligations under their leases. A delay or diminution in amounts received under the leases (including leases on our managed containers), or a default in the performance of maintenance or other lessee obligations under the leases could adversely affect our business, results of operations and financial condition and our ability to make payments on our debt.

Our cash flows from containers, principally container rental revenue, management fee revenue, gain on sale of container portfolios, gain on disposition of used equipment and commissions earned on the sale of containers on behalf of container investors, are affected significantly by the ability to collect payments under leases and the ability to replace cash flows from terminating leases by re-leasing or selling containers on favorable terms. All of these factors are subject to external economic conditions and the performance by lessees and service providers that are not within our control.

When lessees default, we may fail to recover all of our containers and the containers we do recover may be returned to locations where we will not be able to quickly re-lease or sell them on commercially acceptable terms. We may have to reposition these containers to other places where we can re-lease or sell them, which could be expensive depending on the locations and distances involved. Following repositioning, we may need to repair the containers and pay container depots for storage until the containers are re-leased. For our owned containers these costs will directly reduce our income before taxes and for our managed containers, lessee defaults will increase operating expenses, and thus reduce our management fee revenue. While we maintain insurance to cover such defaults, it is subject to large deductible amounts and significant exclusions and, therefore, may not be sufficient to prevent us from suffering material losses. Additionally, this insurance might not be available to us in the future on commercially reasonable terms, or at all. While in recent years defaults by lessees on our owned fleet, as measured by our experience and reflected on our financial statements as an allowance for doubtful accounts, have not constituted a significant percentage of our assets, future defaults could have a material adverse effect on our business, results of operations and financial condition.

Changes in market price, availability or transportation costs of containers could adversely affect our ability to maintain our supply of containers.

We currently purchase almost all of our containers from manufacturers based in China. If it were to become more expensive for us to procure containers in China or to transport these containers at a low cost from China to the locations where they are needed by our container lessees because of changes in exchange rates between the U.S. Dollar and Chinese Yuan, further consolidation among container suppliers, increased tariffs imposed by the United States or other governments or for any other reason, we may have to seek alternative sources of supply. While we are not currently dependent on any single current manufacturer of our containers, we may not be able to make alternative arrangements quickly enough to meet our container needs, and the alternative arrangements may increase our costs. The availability of containers depends significantly on the availability and cost of steel in China. If a shortage of steel develops either in China or worldwide, container manufacturers may not be able to meet our demand for new containers which would limit our ability to add new containers to our fleet.

The price of containers has been rising and we could incur significant losses if container prices decline in the future.

We continue to build our owned container portfolios and have been purchasing containers at a higher price during the first half of 2008 as compared to 2007. Should the market price for containers suddenly fall in the near future, we could sustain significant losses from the impairment of our containers for sale and from the write-down of containers on lease to our customers or increased depreciation expense. We may also need to lease the containers at low returns or at a loss.

Terrorist attacks, the threat of such attacks or the outbreak of war and hostilities could negatively impact our operations and profitability and may expose us to liability.

Terrorist attacks and the threat of such attacks have contributed to economic instability in the United States and elsewhere, and further acts or threats of terrorism, violence, war or hostilities could similarly affect world trade and the industries in which we and our container lessees operate. For example, worldwide containerized trade dramatically decreased in the immediate aftermath of the September 11, 2001 terrorist attacks in the United States, which affected demand for leased containers. In addition, terrorist attacks, threats of terrorism, violence, war or hostilities may directly impact ports, depots, our facilities or those of our suppliers or container lessees and could impact our sales and our supply chain. A severe disruption to the worldwide ports system and flow of goods could result in a reduction in the level of international trade and lower demand for our containers.

We maintain liability insurance that we believe would apply to claims arising from a terrorist attack, and our lease agreements require our lessees to indemnify us for all costs, liabilities and expenses arising out of the use of our containers, including property damage to the containers, damage to third-party property and personal injury. However, our lessees may not have adequate resources to honor their indemnity obligations and our insurance coverage is subject to large deductibles, a $15.0 million limit on coverage and significant exclusions. Accordingly, we may not be protected from liability (and expenses in defending against claims of liability) arising from a terrorist attack.

Our senior executives are critical to the success of our business and our inability to retain them or recruit new personnel could adversely affect our business.

Most of our senior executives and other management-level employees have over ten years of industry experience. We rely on this knowledge and experience in our strategic planning and in our day-to-day business operations. Our success depends in large part upon our ability to retain our senior management, the loss of one or more of whom could have a material adverse effect on our business. Our success also depends on our ability to retain our experienced sales force and technical personnel as well as recruiting new skilled sales, marketing and technical personnel. Competition for these individuals in our industry is intense and we may not be able to successfully recruit, train or retain qualified personnel. If we fail to retain and recruit the necessary personnel, our business and our ability to obtain new container lessees and provide acceptable levels of customer service could suffer.

We rely on our proprietary information technology system to conduct our business. If this system fails to adequately perform its functions, or if we experience an interruption in its operation, our business, results of operations and financial prospects could be adversely affected.

The efficient operation of our business is highly dependent on our proprietary information technology system. We rely on our system to track transactions, such as repair and depot charges and changes to book value, and movements associated with each of our owned or managed containers. We use the information provided by this system in our day-to-day business decisions in order to effectively manage our lease portfolio and improve customer service. We also rely on it for the accurate tracking of the performance of our managed fleet for each container investor. The failure of our system to perform as we expect could disrupt our business, adversely affect our results of operations and cause our relationships with lessees and container investors to suffer. In addition, our information technology system is vulnerable to damage or interruption from circumstances beyond our control, including fire, natural disasters, power loss and computer systems failures and viruses. Any such interruption could have a material adverse effect on our business, results of operations and financial prospects.

Our level of indebtedness reduces our financial flexibility and could impede our ability to operate.

We intend to borrow additional amounts under our senior secured credit facility and other debt facilities to purchase containers and make acquisitions and other investments. We expect that we will maintain a significant amount of indebtedness on an ongoing basis. All of our borrowings under our senior secured credit facility are due and payable on September 25, 2012, and there is no assurance that we will be able to refinance our outstanding indebtedness, or if refinancing is available, that it can be obtained on terms that we can afford.

Our senior secured credit facility requires us to pay a variable rate of interest, which will increase or decrease based on variations in certain financial indexes, and fluctuations in interest rates can significantly decrease our profits. We do not have any material amounts of hedge or similar contracts that would protect us against changes in interest rates.

The amount of our indebtedness could have important consequences for you, including the following:

•

requiring us to dedicate a substantial portion of our cash flow from operations to make payments on our debt, thereby reducing funds available for operations, future business opportunities and other purposes;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•

making it more difficult for us to satisfy our debt obligations, and any failure to comply with such obligations, including financial and other restrictive covenants, could result in an event of default under the agreements governing such indebtedness, which could lead to, among other things, an acceleration of our indebtedness or foreclosure on the assets securing our indebtedness, which could have a material adverse effect on our business or financial condition;

•	limiting our ability to borrow additional funds, or to sell assets to raise funds, if needed, for working capital, capital expenditures, acquisitions or other purposes; and

•	increasing our vulnerability to general adverse economic and industry conditions, including changes in interest rates.

Our total debt was $165.1 million at March 31, 2008 which excludes approximately $26.0 million of indebtedness we assumed in connection with the CEAB acquisition. We may not generate sufficient cash flow from operations to service and repay our debt and related obligations and have sufficient funds left over to achieve or sustain profitability in our operations, meet our working capital and capital expenditure needs or compete successfully in our industry.

We will require a significant amount of cash to service and repay our outstanding indebtedness and our ability to generate cash depends on many factors beyond our control.

Our ability to make payments on and repay our indebtedness and to fund planned capital expenditures will depend on our ability to generate cash in the future. Based on the balance of our long-term indebtedness at March 31, 2008, we will require approximately $6.0 million in the 12 months ending March 31, 2009 to service our indebtedness as of March 31, 2008, not including indebtedness of approximately $26.0 million assumed by us in connection with the acquisition of CEAB on April 30, 2008. It is possible that:

•	our business will not generate sufficient cash flow from operations to service and repay our debt and to fund working capital requirements and planned capital expenditures;

•	future borrowings will not be available under our current or future credit facilities in an amount sufficient to enable us to refinance our debt; or

•	we will not be able to refinance any of our debt on commercially reasonable terms or at all.

Our senior secured credit facility imposes, and the terms of any future indebtedness may impose, significant operating, financial and other restrictions on us and our subsidiaries.

Restrictions imposed by our senior secured credit facility will limit or prohibit, among other things, our ability to:

•	incur additional indebtedness;

•	pay dividends on or redeem or repurchase our stock;

•	enter into new lines of business;

•	issue capital stock of our subsidiaries;

•	make loans and certain types of investments;

•	create liens;

•	sell certain assets or merge with or into other companies;

•	enter into certain transactions with stockholders and affiliates; and

•	restrict dividends, distributions or other payments from our subsidiaries.

These restrictions could adversely affect our ability to finance our future operations or capital needs and pursue available business opportunities. A breach of any of these restrictions, including breach of financial covenants, could result in a default in respect of the related indebtedness. If a default occurs, the relevant lenders could elect to declare the indebtedness, together with accrued interest and fees, to be immediately due and payable and proceed against any collateral securing that indebtedness, which will constitute substantially all of our container assets.

The international nature of our business exposes us to numerous risks.

Our ability to enforce lessees’ obligations will be subject to applicable law in the jurisdiction in which enforcement is sought. As containers are predominantly located on international waterways, it is not possible to predict, with any degree of certainty, the jurisdictions in which enforcement proceedings may be commenced. For example, repossession from defaulting lessees may be difficult and more expensive in jurisdictions in which laws do not confer the same security interests and rights to creditors and lessors as those in the United States and in jurisdictions where recovery of containers from defaulting lessees is more cumbersome. As a result, the relative success and expedience of enforcement proceedings with respect to containers in various jurisdictions cannot be predicted.

We are also subject to risks inherent in conducting business across national boundaries, any one of which could adversely impact our business. These risks include:

•	regional or local economic downturns;

•	changes in governmental policy or regulation;

•	restrictions on the transfer of funds into or out of the country;

•	import and export duties and quotas;

•	domestic and foreign customs and tariffs;

•	foreign currency fluctuations and related gains and losses;

•	international incidents;

•	war, hostilities and terrorist attacks, or the threat of any of these events;

•	government instability;

•	nationalization of foreign assets;

•	government protectionism;

•	compliance with export controls, including those of the U.S. Department of Commerce;

•	compliance with import procedures and controls, including those of the U.S. Department of Homeland Security;

•	consequences from changes in tax laws, including tax laws pertaining to the container investors;

•	potential liabilities relating to foreign withholding taxes;

•	labor or other disruptions at key ports;

•	difficulty in staffing and managing widespread operations; and

•	restrictions on our ability to own or operate subsidiaries, make investments or acquire new businesses in these jurisdictions.

One or more of these factors could impair our current or future international operations and, as a result, harm our overall business.

We may incur costs associated with new security regulations, which may adversely affect our business, financial condition and results of operations.

We may be subject to regulations promulgated in various countries, including the United States, seeking to protect the integrity of international commerce and prevent the use of containers for international terrorism or other illicit activities. For example, the Container Security Initiative, the Customs-Trade Partnership Against Terrorism and Operation Safe Commerce are among the programs administered by the U.S. Department of Homeland Security that are designed to enhance security for cargo moving throughout the international transportation system by identifying existing vulnerabilities in the supply chain and developing improved methods for ensuring the security of containerized cargo entering and leaving the United States. Moreover, the International Convention for Safe Containers, 1972 (CSC), as amended, adopted by the International Maritime Organization, applies to new and existing containers and seeks to maintain a high level of safety of human life in the transport and handling of containers by providing uniform international safety regulations. As these regulations develop and change, we may incur compliance costs due to the acquisition of new, compliant containers and/or the adaptation of existing containers to meet new requirements imposed by such regulations. Additionally, certain companies are currently developing or may in the future develop products designed to enhance the security of containers transported in international commerce. Regardless of the existence of current or future government regulations mandating the safety standards of intermodal shipping containers, our competitors may adopt such products or our container lessees may require that we adopt such products. In responding to such market pressures, we may incur increased costs, which could have a material adverse effect on our business, financial condition and results of operations.

We operate in numerous tax jurisdictions. A taxing authority within any of these jurisdictions may challenge our operating structure which could result in additional taxes, interest and penalties that could materially impact our future financial results.

We have implemented a number of structural changes with respect to our international subsidiaries in an effort to reduce our income tax obligations in countries in which we operate. There can be no assurance that our tax structure and the amount of taxes we pay in any of these countries will not be challenged by the taxing authorities in these countries or that we will achieve any of the expected tax savings over the expected timeline or at all. If the tax authorities challenge our tax structure or the amount of taxes paid, we could incur substantial expenses associated with defending our tax position as well as expenses associated with the payment of any additional taxes, penalties and interest that may be imposed on us. The payment of these amounts could have a material adverse effect on our business and results of operations.

Environmental liability may adversely affect our business and financial condition.

We are subject to federal, state, local and foreign laws and regulations relating to the protection of the environment, including those governing the discharge of pollutants to air, ground and water, the management and disposal of hazardous substances and wastes and the cleanup of contaminated sites. We could incur substantial costs, including cleanup costs, fines and costs arising out of third-party claims for property or natural resource damage and personal injury, as a result of violations of or liabilities under environmental laws and regulations in connection with our or our lessees’ current or historical operations. Under some environmental laws in the United States and certain other countries, the owner or operator of a container may be liable for environmental damage, cleanup or other costs in the event of a spill or discharge of material from the container without regard to the fault of the owner or operator. While we typically maintain liability insurance and typically require lessees to provide us with indemnity against certain losses, the insurance coverage may not be sufficient, or available, to protect against any or all liabilities and such indemnities may not be sufficient to protect us against losses arising from environmental damage. Moreover, our lessees may not have adequate resources, or may refuse to honor their indemnity obligations and our insurance coverage is subject to large deductibles, coverage limits and significant exclusions.

Our purchasing and leasing of refrigerated containers may subject us to additional risks.

In 2007 we began purchasing refrigerated containers and leasing them to our customers. We intend to make additional purchases of refrigerated containers. Refrigerated containers are significantly more expensive on a per TEU basis than dry van containers and will have a greater financial impact than a single dry van container would have on our financial results. As a new entrant into this segment we may not be able to lease the equipment we have purchased, or lease the units at rates that are profitable. We may also have difficulty remarketing refrigerated containers at a profit, or at all, after they are returned at the expiration of their initial lease terms. Refrigerated containers are also subject to greater risk of obsolescence. There have been significant changes in the regulations surrounding permitted refrigerants and their disposal and subsequent change in regulations affecting equipment could subject us to significantly higher than expected costs. Refrigerated containers also require significant on-going maintenance and repair, and the cargo transported in refrigerated containers is perishable. A malfunction of the container or the refrigeration machinery could subject us to liability. Any of these factors could have a material adverse effect on our financial position and results of operations.

We may face litigation involving our management of containers for container investors.

We manage containers for container investors under management agreements that are negotiated with each container investor. We make no assurances to container investors that they will make any amount of profit on their investment or that our management activities will result in any particular level of income or return of their initial capital. We believe that as the number of containers that we manage for container investors increases, there is a possibility that we may be drawn into litigation relating to the investments. Although our management agreements contain contractual protections and indemnities that are designed to limit our exposure to such litigation, such provisions may not be effective and we may be subject to a significant loss in a successful litigation by a container investor.

The container investors that purchase containers from us are located in five countries and a change in the conditions and laws in any of these countries could significantly reduce demand by container investors to purchase containers.

The container investors that have historically purchased containers from us are located in Germany, Switzerland, Singapore, Austria and Japan. The willingness of these investors to continue to purchase containers from us will depend upon a number of factors outside of our control, including the laws in the countries in which they are domiciled, the tax treatment of an investment and restrictions on foreign investments. If a change in tax laws or other conditions makes investments in containers less attractive, we will need to identify new container investors. The process of identifying new container investors and selling containers to them could be lengthy and we may not be able to find new container investors in these circumstances, which would result in a substantial reduction in the amount of gain on sale of container portfolios and cash flow we recognize.

Our 80 percent ownership in CAIJ Ltd, a container investment arranger and advisor focused on arranging container investments with Japanese investors, may subject us to material litigation risks and damage to our professional reputation as a result of litigation allegations and negative publicity.

CAIJ Ltd (“CAIJ”) was formed and began operation in 2007 for the purpose of arranging investments in our containers with Japanese investors. CAIJ has arranged $10.2 million of investments through the first quarter of 2008, and we expect that CAIJ will arrange more container investments in the future. Because we are the seller and manager of the containers that will be sold to investors on whose behalf CAIJ acts as an arranger and advisor, there is an inherent conflict of interest between us and CAIJ. We disclose this inherent conflict of interest to container investors prior to any sale to them, but we do not provide them with any assurances that they will realize a specific or any investment return on the containers purchased from, and managed by, us. In the event that these container investors realize losses on their investments or believe that the returns on their investments are lower than expected, they may make claims, including bringing lawsuits, against CAIJ or us for our alleged failure to act in their best interests. Any such claims could result in the payment of legal expenses and damages and also damage our reputation with container investors and potential container investors and materially and adversely affect our business, financial condition or results of operations.

Certain liens may arise on our containers.

Depot operators, repairmen and transporters may come into possession of our containers from time to time and have sums due to them from the lessees or sublessees of the containers. In the event of nonpayment of those charges by the lessees or sublessees, we may be delayed in, or entirely barred from, repossessing the containers, or be required to make payments or incur expenses to discharge liens on our containers.

Our recent acquisition of Consent Equipment AB (“CEAB”) could present unforeseen integration obstacles, risks or costs.

Our acquisition of CEAB involves a number of risks and presents financial, managerial and operational challenges, including the potential disruption of our ongoing business, distraction of management and the difficulty of integrating personnel, financial and other systems. CEAB increases the scope, geographic diversity and complexity of our operations. We may encounter unforeseen obstacles or costs in the integration of CEAB. We may not be able to retain existing management or hire additional management and other critical personnel. As a result of our acquisition of CEAB, we could lose significant current customers of CEAB. In addition, the equipment owned and subsequently purchased by CEAB is more specialized, more expensive, and subject to a greater risk of obsolescence than our existing dry van containers. The presence of one or more material liabilities that were unknown to us at the time of acquisition may have a material adverse effect on our business. If our estimates of CEAB’s contribution to our future revenues and earnings are not accurate, our results of operations could fall below our expectations or those of analysts or investors, which would adversely affect our stock price. As a result of these and other risks, we may not realize any anticipated benefits from the acquisition of CEAB.

We are pursuing acquisitions or joint ventures that could present unforeseen integration obstacles or costs.

We are pursuing acquisitions and joint ventures. Acquisitions involve a number of risks and present financial, managerial and operational challenges, including:

•	potential disruption of our ongoing business and distraction of management;

•	difficulty integrating personnel and financial and other systems;

•	hiring additional management and other critical personnel; and

•	increasing the scope, geographic diversity and complexity of our operations.

In addition, we may encounter unforeseen obstacles or costs in the integration of acquired businesses. Also, the presence of one or more material liabilities of an acquired company that are unknown to us at the time of acquisition may have a material adverse effect on our business. Acquisitions or joint ventures may not be successful, and we may not realize any anticipated benefits from acquisitions or joint ventures. Acquisitions could in the future result in various changes to earnings that could adversely affect our results of operations. These charges could include impairment of goodwill or other assets or restructuring charges.

In the future, we may be required to pay personal holding company taxes, which would have an adverse effect on our cash flows, results of operations and financial condition.

The Internal Revenue Code requires any company that qualifies as a “personal holding company” to pay personal holding company taxes in addition to regular income taxes. A company qualifies as a personal holding company if (1) more than 50.0% of the value of the company’s stock is held by five or fewer individuals and (2) at least 60.0% of the company’s adjusted ordinary gross income constitutes personal holding company income, which, in our case, includes adjusted income from the lease of our containers. If we or any of our subsidiaries are a personal holding company, our undistributed personal holding company income, which is generally taxable income with certain adjustments, including a deduction for federal income taxes and dividends paid, will be taxed at a rate of 15.0%. Based upon our operating results, we were not classified as a personal holding company for the year ended December 31, 2007. Whether or not we or any of our subsidiaries are classified as personal holding companies for the year ending December 31, 2008 or in future years will depend upon the amount of our personal holding company income and the percentage of our outstanding common stock that will be beneficially owned by Hiromitsu Ogawa, who will beneficially own 33.7% of our common stock following this offering. At some point in the future we could become liable for personal holding company taxes. The payment of personal holding company taxes in the future would have an adverse effect on our cash flows, results of operations and financial condition.

Implementation of required public-company corporate governance and financial reporting practices and policies will increase our costs, and we may be unable to provide the required financial information in a timely and reliable manner.

The Securities and Exchange Commission, as directed by Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), requires annual management assessments of the effectiveness of internal control over financial reporting and a report by our independent auditors rendering an opinion on the effectiveness of our internal control over financial reporting. If we fail to maintain the adequacy and effectiveness of internal control over financial reporting, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act and related regulations. Although our management has concluded that adequate internal control procedures are currently in place, no system of internal control can provide absolute assurance that our financial statements are accurate and free of errors. As a result, the risk exists that our internal control may not detect all errors or omissions in our financial statements.

As of December 31, 2008, our independent auditors must report on the effectiveness of such internal controls over financial reporting. Our management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that are applicable to us as a public company. If we are not able to implement the requirements of the Sarbanes-Oxley Act in a timely manner or with adequate compliance, our independent auditors may not be able to certify as to the effectiveness of our internal controls over financial reporting. This result may subject us to adverse regulatory consequences, and could lead to a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. We could also suffer a loss of confidence in the reliability of our financial statements if we disclose material weaknesses in our internal controls. In addition, if we fail to develop and maintain effective controls and procedures, we may be unable to provide the required financial information in a timely and reliable manner or otherwise comply with the standards applicable to us as a public company. Any failure by us to timely provide the required financial information could materially and adversely impact our financial condition and the market value of our stock.

We may incur future asset impairment charges.

An asset impairment charge may result from the occurrence of unexpected adverse events or management decisions that impact our estimates of expected cash flows generated from our long-lived assets. We regularly review our long-lived assets for impairment, including when events or changes in circumstances indicate the carrying value of an asset may not be recoverable. We may be required to recognize asset impairment charges in the future as a result of reductions in demand for specific container and chassis types, a weak economic environment, challenging market conditions, events related to particular customers or asset type, or as a result of asset or portfolio sale decisions by management.

The requirements of Financial Accounting Standards Board Statement No. 142, “Goodwill and Other Intangible Assets” (“FAS 142”) may result in a write-off of all or a portion of our goodwill which would negatively affect our operating results and financial condition.

As of March 31, 2008, we had goodwill of $50.2 million in our consolidated balance sheet. Under FAS 142, goodwill is not amortized. In lieu of amortization, we are required to perform an annual impairment test of goodwill. We perform our annual impairment test for indications of goodwill impairment in the fourth quarter of our fiscal year or sooner if indicators of impairment exist. As of December 31, 2007, the time of our latest annual review, we concluded that no impairment of goodwill existed. If we were required to take an impairment charge to our goodwill in connection with the requirements of FAS 142, our operating results may decrease and our financial condition may be harmed.

Risks Related to This Offering

Our stock price has been volatile and may remain volatile.

The trading price of our common stock may be subject to wide fluctuations in response to quarter-to-quarter variations in operating results, new services by us or our competitors, general conditions in the shipping industry and the intermodal container sales and leasing markets, changes in earnings estimates by analysts, or other events or factors. In addition, the public stock markets have experienced extreme price and trading volume volatility in recent months. The broad market fluctuations may adversely affect the market price of our common stock. Factors affecting the trading price of our common stock may include:

•	variations in our financial results;

•	changes in financial estimates or investment recommendations by any securities analysts following our business;

•	the public’s response to our press releases, our other public announcements and our filings with the Securities and Exchange Commission;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	future sales of common stock by us or our directors, officers or significant stockholders or the perception such sales may occur;

•	our ability to achieve operating results consistent with securities analysts’ projections or our own forecasts;

•	the operating and stock price performance of other companies that investors may deem comparable to us;

•	recruitment or departure of key personnel;

•	our ability to timely address changing container lessee preferences;

•	container market and industry factors;

•	general stock market conditions; and

•	other events or factors, including those resulting from war, incidents of terrorism or responses to such events.

In addition, if the market for companies deemed similar to us or the stock market in general experiences loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business or financial results. The trading price of our common stock might also decline in reaction to events that affect other companies in our industry even if these events do not directly affect us.

Future sales of our common stock, or the perception that such future sales may occur, may cause our stock price to decline and impair our ability to obtain capital through future stock offerings.

A substantial number of shares of our common stock held by our current stockholders could be sold into the public market at anytime. The occurrence of such sales, or the perception that such sales could occur, could materially and adversely affect our stock price and could impair our ability to obtain capital through an offering of equity securities.

We do not expect to pay any dividends in the foreseeable future.

We do not anticipate paying any cash dividends to holders of our common stock in the foreseeable future. In addition, our senior secured credit facility includes restrictions on our ability to pay cash dividends. Agreements governing future indebtedness will likely contain similar restrictions on our ability to pay cash dividends. Consequently, investors must rely on sales of their common stock as the only way to realize any future gains on their investment. Investors seeking cash dividends should not purchase our common stock.

If securities analysts do not publish research or reports about our business or if they change their financial estimates or investment recommendation, the price of our stock could decline.

The trading market for our common shares will rely in part on the research and reports that industry or financial analysts publish about us or our business. We do not control or influence the decisions or opinions of these analysts and analysts may not cover us. To the extent we do not achieve operating results consistent with analysts’ projections, our stock price could decline.

If any analyst who covers us changes his or her financial estimates or investment recommendation, the price of our stock could decline. If any analyst ceases coverage of our company, we could lose visibility in the market, which in turn could cause our stock price to decline.

Our founder, Hiromitsu Ogawa, will continue to have substantial control over us and could act in a manner with which other stockholders may disagree or that is not necessarily in the interests of other stockholders.

Based upon beneficial ownership as of June 30, 2008, Mr. Ogawa beneficially owns approximately 51.9% of our outstanding common stock. Upon the completion of this offering, Mr. Ogawa will beneficially own approximately 33.7% of our outstanding common stock, or approximately 31.2% if the underwriters exercise in full their over-allotment option to purchase additional common stock. Even though Mr. Ogawa will own less than a majority of our outstanding common stock after this offering, he will still continue to have significant influence over all matters submitted to our stockholders for approval, including the election of directors and any merger, consolidation or sale of all or substantially all of our assets. In addition, he may have the ability to control the management and affairs of our company. Mr. Ogawa may have interests that are different from yours. For example, he may support proposals and actions with which you may disagree or which are not in your interests. The concentration of ownership could delay or prevent a change in control of us or otherwise discourage a potential acquirer from attempting to obtain control of us, which in turn could reduce the price of our common stock. In addition, as our Executive Chairman, Mr. Ogawa will influence decisions to maintain our existing management and directors in office, delay or prevent changes of control of our company, or support or reject other management and board proposals that are subject to stockholder approval, such as amendments to our employee stock plans and approvals of significant financing transactions.

Our certificate of incorporation and bylaws and Delaware law contain provisions that could discourage a third party from acquiring us and consequently decrease the market value of an investment in our common stock.

Our certificate of incorporation and bylaws and Delaware corporate law each contain provisions that could delay, defer or prevent a change in control of our company or changes in our management. Among other things, these provisions:

•	authorize us to issue preferred stock that can be created and issued by the board of directors without prior stockholder approval, with rights senior to those of our common stock;

•

permit removal of directors only for cause by the holders of a majority of the shares entitled to vote at the election of directors and allow only the directors to fill a vacancy on the board of directors;

•	prohibit stockholders from calling special meetings of stockholders;

•	prohibit stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders;

•	allow the authorized number of directors to be changed only by resolution of the board of directors;

•	establish advance notice requirements for submitting nominations for election to the board of directors and for proposing matters that can be acted upon by stockholders at a meeting;

•	classify our board of directors into three classes so that only a portion of our directors are elected each year; and

•	allow our directors to amend our bylaws.

These provisions could discourage proxy contests and make it more difficult for our stockholders to elect directors and take other corporate actions, which may prevent a change of control or changes in our management that a stockholder might consider favorable. In addition, Section 203 of the Delaware General Corporation Law may discourage, delay or prevent a change in control of us. Any delay or prevention of a change in control or change in management that stockholders might otherwise consider to be favorable could cause the market price of our common stock to decline.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated herein by reference contain forward-looking statements. Generally, you can identify these statements because they include words and phrases like “expect,” “estimate,” “anticipate,” “predict,” “believe,” “think,” “plan,” “will,” “should,” “intend,” “seek,” “potential” and similar expressions and variations with respect to our business and our future results of operations and financial condition. These statements are only predictions. Although we do not make forward-looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy, and actual results may differ materially from those we anticipated due to a number of uncertainties, many of which cannot be foreseen. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus or the applicable incorporated document. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, among others, the risks we face that are described in the section entitled “Risk Factors” and elsewhere in this prospectus.

We believe it is important to communicate our expectations to our investors. There may be events in the future, however, that we are unable to predict accurately or over which we have no control. The risk factors listed on the previous pages, as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in the previous risk factors and elsewhere in this prospectus could negatively impact our business, cash flows, results of operations, financial condition and stock price.

Forward-looking statements regarding our present plans or expectations for fleet size, management contracts, container purchases, sources and availability of financing, and growth involve risks and uncertainties relative to return expectations and related allocation of resources, and changing economic or competitive conditions, as well as the negotiation of agreements with container investors, which could cause actual results to differ from present plans or expectations, and such differences could be material. Similarly, forward-looking statements regarding our present expectations for operating results and cash flow involve risks and uncertainties relative to factors such as utilization rates, per diem rates, container prices, demand for containers by container shipping lines, supply and other factors discussed under “Risk Factors” or elsewhere in this prospectus, which also would cause actual results to differ from present plans. Such differences could be material.

All future written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. New risks and uncertainties arise from time to time, and we cannot predict those events or how they may affect us. We assume no obligation to update any forward-looking statements after the date of this prospectus as a result of new information, future events or developments, except as required by federal securities laws. You should read this prospectus completely and with the understanding that actual future results may be materially different from what we expect.

Industry data and other statistical information contained or incorporated by reference in this prospectus are based on independent publications, government publications, reports by market research firms or other published independent sources. Some data are also based on our good faith estimates, derived from our review of internal surveys and the independent sources listed above. Although we believe these sources are reliable, we have not independently verified the information.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of the 1,333,000 shares of common stock that we are selling in this offering will be approximately $22.3 million, or $25.8 million if the underwriters exercise their over-allotment option in full. This calculation is based upon an assumed public offering price of $18.26 per share, the last reported sale price of our common stock on the NYSE on July 31, 2008, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase (decrease) in the assumed offering price of $18.26 per share would increase (decrease) the net proceeds to us from this offering by approximately $1.3 million (assuming the number of shares offered by us as set forth on the cover of this prospectus remains the same). We will not receive any of the proceeds from the sale of common stock by the selling stockholder.

We intend to use all of our net proceeds from this offering to repay a portion of the amount drawn down under the revolving line of credit under our senior secured credit facility during the previous 12 months to purchase additional containers and to finance the CEAB acquisition. The revolving line of credit bears interest at variable rates based on the Eurodollar rate or a base rate described in our senior secured credit facility plus a margin that changes depending on certain financial criteria. The amounts outstanding under the revolving line of credit are due and payable on September 25, 2012. As of March 31, 2008, the interest rate on the amount outstanding under the revolving line of credit was 3.6%. Over the longer term, we expect to use the incremental borrowing availability to expand our fleet.

PRICE RANGE OF OUR COMMON STOCK

Our common stock has been listed for trading on the New York stock Exchange, or NYSE, under the ticker symbol “CAP” since May 16, 2007.

The following table shows by each fiscal quarter and partial period, where applicable the high and low closing sale prices of our common stock on the NYSE from May 16, 2007 to July 31, 2008.

2007	High	Low
Second Quarter (beginning May 16, 2007)	$15.05	$13.02
Third Quarter	14.82	12.08
Fourth Quarter	14.46	10.52

2008	High	Low
First Quarter	$12.85	$8.18
Second Quarter	17.67	12.67
Third Quarter (through July 31, 2008)	19.64	16.52

On July 31, 2008, the last reported sales price for our common stock on the NYSE was $18.26 per share. We estimate that there were approximately 31 holders of record of our common stock as of July 22, 2008.

DIVIDEND POLICY

We have never paid cash dividends on our common stock and we intend to retain our future earnings, if any, to fund the development and growth of our business. We therefore do not anticipate paying any cash dividends on our common stock in the foreseeable future. Our future decisions concerning the payment of dividends on our common stock will depend upon our results of operations, financial condition and capital expenditure plans, as well as any other factors that our board of directors, in its sole discretion, may consider relevant. In addition, our existing indebtedness restricts, and our future indebtedness may restrict, our ability to pay dividends.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2008, as follows:

•	on an actual basis.

•

on an as adjusted basis to give effect to the sale of 1,333,000 shares of our common stock by us at an assumed public offering price of $18.26 per share, the last reported sale price of our common stock on the NYSE on July 31, 2008, and after deducting underwriting discounts and commissions and estimated offering expenses.

You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes.

	As of March 31, 2008
	Actual	As Adjusted
	(in thousands) (unaudited)
Debt:
Revolving credit facility(1)	$165,100	$142,770

Total debt(1)(2)	165,100	142,770
Stockholders’ equity:
Preferred stock, $0.0001 par value, 5,000,000 shares authorized, no shares issued and outstanding, actual and as adjusted	—
Common stock, $0.0001 par value, 84,000,000 shares authorized, 17,141,896 shares issued and outstanding, actual; 18,474,896 shares issued and outstanding, as adjusted	2	2
Additional paid-in capital	91,284	113,614
Accumulated other comprehensive income	242	242
Retained earnings	45,346	45,346

Total stockholders’ equity(1)	136,874	159,204

Total capitalization	$301,974	$301,974

(1)

Assuming the number of shares offered by us as set forth on the cover page of this prospectus remains the same, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, a $1.00 change in the assumed offering price per share would impact long-term debt, total liabilities and stockholders’ equity by approximately $1.3 million.

(2)

As of March 31, 2008, we had $99.9 million in availability under the senior secured credit facility. We subsequently borrowed approximately $15.6 million from this facility and assumed approximately $26.0 million in debt to acquire Consent Equipment AB on April 30, 2008. On May 27, 2008 our credit commitment was further increased to $290.0 million as allowed under our amended senior secured credit agreement.

The foregoing table:

•	includes 32,976 shares of common stock subject to restricted stock grants under our 2007 Equity Incentive Plan;

•	excludes 479,790 shares of common stock issuable upon exercise of options at a weighted average exercise price of $15.01 per share; and

•	excludes 209,214 shares of common stock reserved for future issuance under our 2007 Equity Incentive Plan.

INDUSTRY

We operate in the worldwide intermodal freight container leasing industry. Intermodal freight containers, or containers, are large, standardized steel boxes used to transport cargo by a number of means, including ship, truck and rail. Container shipping lines use containers as the primary means for packaging and transporting freight internationally, generally from export-oriented economies in Asia to North America and Western Europe.

Containers are built in accordance with standard dimensions and weight specifications established by the International Standards Organization. The industry-standard measurement unit is the 20’ equivalent unit, or TEU, which compares the size of a container to a standard container 20’ in length. For example, a 20’ container is equivalent to one TEU and a 40’ container is equivalent to two TEUs. Containers are eight feet wide, come in lengths of 20’, 40’ or 45’ and are either 8’6” or 9’6” tall. The two principal categories of equipment, dry van containers and specialized equipment, are described as follows:

•

Dry van containers.    A dry van container is constructed of steel sides, roof and end panel with a set of doors on the other end, a wooden floor and a steel undercarriage. Dry van containers are the least expensive and most commonly used type of container. According to Containerisation International, World Container Census 2008, dry van containers comprised approximately 89.5% of the worldwide container fleet, as measured in TEUs, as of mid-2007. They are used to carry general cargo, such as manufactured component parts, consumer staples, electronics and apparel.

•

Specialized equipment.    Specialized equipment consist of open-tops, flat-racks, palletwide containers, swapbodies, roll trailers, refrigerated containers and tank containers. An open-top container is similar in construction to a dry van container except that the roof is replaced with a tarpaulin supported by removable roof bows. A flat-rack container is a heavily reinforced steel platform with a wood deck and steel end panels. Open-top and flat-rack containers are generally used to move heavy or oversized cargo, such as marble slabs, building products or machinery. Palletwide containers are a type of dry-van container externally similar to International Organization for Standardization standard containers, but internally about two inches wider so as to accommodate two European-sized pallets side-by-side. Swapbodies are a type of dry-van container designed to be easily transferred between rail, truck, and barge, and are equipped with legs under their frames so that they can be moved without using a crane. Roll trailers are a type of flat-bed trailer equipped with rubber wheels underneath for terminal haulage and stowage on board of roll-on/roll-off vessels. A refrigerated container has an integrated refrigeration unit on one end which plugs into an outside power source and is used to transport perishable goods. Tank containers are used to transport bulk products such as chemicals, oils, and other liquids. According to Containerisation International, World Container Census 2008, specialized containers comprised approximately 10.5% of the worldwide container fleet, as measured in TEUs, as of mid-2007.

Containers provide a secure and cost-effective method of transportation because they can be used in multiple modes of transportation, making it possible to move cargo from a point of origin to a final destination without repeated unpacking and repacking. As a result, containers reduce transit time and freight and labor costs as they permit faster loading and unloading of shipping vessels and more efficient utilization of transportation containers than traditional bulk shipping methods. The protection provided by containers also reduces damage, loss and theft of cargo during shipment. While the useful economic life of containers varies based upon the damage and normal wear and tear suffered by the container, we estimate that the useful economic life for a dry van container used in intermodal transportation is 12.5 years.

Container shipping lines own and lease containers for their use. Containerisation International, Market Analysis: World Container Census 2008, estimates that as of mid-2007 transportation companies, including container shipping lines and freight forwarders, owned approximately 58.6% of the total worldwide container fleet and container leasing companies owned approximately 41.4% of the total worldwide container fleet. Given the uncertainty and variability of export volumes and the fact that container shipping lines have difficulty in accurately forecasting their container requirements at different ports, the availability of containers for lease significantly reduces a shipping line’s need to purchase and maintain excess container inventory. In addition, container leases allow the container shipping lines to adjust their container fleets both seasonally and over time and help to balance trade flows. The flexibility offered by container leasing helps container shipping lines improve their overall container fleet management and provides the container shipping lines with an alternative source of financing.

Over the last 25 years, containerized trade has grown at a rate greater than that of worldwide economic growth. According to The Drewry Annual Container Market Review and Forecast 2007/2008, worldwide containerized cargo volume grew each year from 1980 through 2007, attaining an estimated compounded annual growth rate of 9.9% during that period. Drewry estimates that 2007 container cargo volume grew 11.7% over the prior year. Drewry forecasts that cargo volume will continue to grow at approximately 9.5% annually through 2012, as illustrated by the following chart:

We believe that this projected growth is due to several factors, including the continuing shift in global manufacturing capacity to lower labor cost regions such as China and India, the continued integration of developing high-growth economies into global trade patterns, the continued conversion of cargo from bulk shipping into container shipping and the growing liberalization and integration of world trade. Current trends in container shipbuilding also support expectations for increased container demand. According to the Drewry report, current orders for container ships set to be delivered between 2007 and 2011 represent approximately 5.3 million TEUs of shipping vessel capacity, or the equivalent of 52.7% of the existing container ship fleet. Given that we believe that container shipping lines require two TEUs of available containers for every TEU of capacity on their container ships, we expect that container demand should remain strong.

BUSINESS

Overview

We are one of the world’s leading container leasing and management companies. We believe that our share of the worldwide leased container fleet, as measured in TEUs, increased from approximately 4.3% as of mid-1998 to 6.5% as of mid-2008, representing the seventh largest fleet of leased containers in the world. We operate our business through two segments: container leasing and container management. We purchase new containers, lease them to container shipping lines and either retain them as part of our owned fleet or sell them, with the assistance of independent investment arrangers, to container investors for whom we then provide management services. In operating our fleet, we lease, re-lease and dispose of containers and contract for the repair, repositioning and storage of containers. As of March 31, 2008, our fleet comprised over 773,000 TEUs, 68.0% of which represented our managed fleet and 32.0% of which represented our owned fleet.

We were founded in 1989 by our Executive Chairman, Hiromitsu Ogawa, as a traditional container leasing company that leased containers owned by us to container shipping lines. In 1998, we shifted our strategic focus from leasing containers owned by us to both leasing containers owned by us and managing containers for container investors. During the last five years, our managed fleet, as measured in TEUs, has grown at an averaged annual growth rate of 13.3% from January 1, 2003 through December 31, 2007 as compared to an average annual growth rate of 9.7% for our total fleet, as measured in TEUs, during the same period. Our managed fleet, as measured in TEUs, increased at a compounded annual growth rate of 18.2% from December 31, 1998 to December 31, 2007 as compared to a compounded annual growth rate of 11.5% for our total fleet, as measured in TEUs, during the same period. The following chart illustrates our focus on owning and managing containers for our container investors and our overall fleet growth.

Our strategic focus on both owning and managing containers for container investors has enabled us to grow a larger total fleet, incur less debt and realize a higher return on assets and equity than we believe would have been possible if our fleet had consisted entirely of containers owned by us. We expect the percentage of our owned fleet to increase over time.

We lease our containers to lessees under long-term leases, short-term leases and finance leases. Long-term leases cover a specified number of containers that will be on lease for a fixed period of time. Short-term leases provide lessees with the ability to lease containers either for a fixed term of less than one year or without a fixed term on an as-needed basis, with flexible pick-up and drop-off of containers at depots worldwide. Finance leases are long-term lease contracts that grant the lessee the right to purchase the container at the end of the term for a nominal amount. For the three months ended March 31, 2008, our average fleet utilization rate was 95.7%. As of March 31, 2008, 71.3% of our fleet was on long-term leases, 26.4% on short-term leases and 2.3% on finance leases.

We manage containers under management agreements that cover portfolios of containers. Our management agreements typically have terms of eight to 12 years and provide that we receive a management fee based upon the actual rental revenue for each container less the actual operating expenses directly attributable to that container. We also receive fees for selling used containers on behalf of container investors.

Our container leasing segment revenue comprises container rental revenue and finance lease income from our owned fleet, and our container management segment revenue comprises gain on sale of container portfolios and management fee revenue for managing containers for container investors. For the three months ended March 31, 2008, we generated total revenues of $17.7 million, EBITDA of $13.1 million, and net income of $5.3 million, as compared to total revenues of $14.5 million, EBITDA of $11.1 million, and net income of $3.6 million for the three months ended March 31, 2007. For the year ended December 31, 2007 and the combined year ended December 31, 2006, we generated total revenues of $64.9 million and $60.7 million, respectively, EBITDA of $50.1 million and $44.8 million, respectively, and net income of $19.2 million and $15.6 million, respectively.

History

We were originally incorporated under the name Container Applications International, Inc. in the state of Nevada on August 3, 1989. On February 2, 2007, we were reincorporated under our present name in the state of Delaware. Our Company operates in the international intermodal marine cargo container leasing business. Within this single industry sector, we generate revenue from two reportable segments: container leasing and container management. The container leasing segment specializes primarily in the ownership and leasing of intermodal dry freight standard containers, while the container management segment manages containers for container investors. We lease our containers principally to international container shipping lines located throughout the world. We sell containers primarily to investor groups and provide management services to those investors in return for a management fee.

Prior to October 1, 2006, we had two principal stockholders, each of whom beneficially owned 50.0% of our Company’s outstanding common stock. These stockholders were our founder and then-Chief Executive Officer (now Executive Chairman), Hiromitsu Ogawa and Interpool Inc. (“Interpool”). On October 1, 2006, we repurchased all 10,584,000 shares of our outstanding common stock held by Interpool. The repurchase resulted in an increase in the percentage of our common stock held by Mr. Ogawa from 50.0% to 100.0%. On February 16, 2007, our Executive Chairman, Hiromitsu Ogawa, sold 1,691,760 shares of his common stock to DBJ Value Up Fund (“DBJ”), an affiliate of the Development Bank of Japan, representing approximately a 14.9% beneficial ownership in us after giving effect to the subsequent conversion of our outstanding Series A cumulative redeemable convertible preferred stock on May 15, 2007.

On May 16, 2007, we completed an initial public offering (“IPO”) of our common stock and listed our common stock on the New York Stock Exchange under the symbol “CAP”. We sold 5.8 million shares of our common stock and used the proceeds to pay off our convertible debt, our term loan outstanding under a senior secured credit facility and a portion of the amount outstanding under our revolving line of credit under a senior secured credit facility with a consortium of banks. The IPO of our common stock, the conversion of our Series A cumulative redeemable convertible preferred stock to common stock and the sale of a portion of Mr. Ogawa’s common stock holdings to DBJ has reduced the percentage of common stock held by Mr. Ogawa to approximately 51.9% as of June 30, 2008.

Our Strengths

We believe our strengths include the following:

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Multiple Sources of Revenue.    Our business is structured to generate a diversified stream of revenue from multiple sources. We actively manage the mix of owned and managed containers in our fleet to provide us with diversified revenues over long periods of time. We supplement container rental revenue and management fee revenue with gains on the sale of container portfolios that generate significant incremental revenue and facilitate the growth in our management fee revenue as we convert containers owned by us to containers managed by us for our container investors. We are also able to diversify our revenue base by managing the mix of containers under long-term, short-term and finance leases. Maintaining a range of lease types and durations allows us to provide services customized to our clients’ needs. By having multiple sources of revenue, we believe that we have been able to realize a higher return on assets and equity than would have been possible if our fleet had consisted entirely of containers owned by us.

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High-quality Asset Management Services.    We sell portfolios of leased containers to a number of container investors in Europe and Asia through various intermediaries. Following the sale, we manage these portfolios on behalf of the container investors. We believe that container investors view us as one of the highest quality companies providing container management services due to the quality of the container portfolios that we sell and the asset management services that we provide. From January 1, 2005 to March 31, 2008, we sold to European and Asian container investors containers representing approximately 190,000 TEUs for $354.8 million of gross proceeds.

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Exposure to International Trade.    Our global reach positions us to participate in long-term global growth trends in international trade. With agreements with multiple container depots in more than 40 countries, we are positioned to serve our global customer base and benefit from trade centered around high growth in developing economies in Asia, Europe and the Mediterranean. According to Drewry Shipping Consultants Limited The Drewry Annual Container Market Review and Forecast 2007/2008, worldwide containerized global cargo volumes are expected to grow at a 9.5% compounded annual growth rate from 2007 to 2012. We expect this growth to contribute to the demand for our containers.

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Capital-efficient Third-party Fleet Management Operation.    Our container management operation provides us with revenue at the time of sale, long-term contractual management fees and a sales fee earned when we sell used containers for container investors, all with limited long-term investment from us. We have grown our managed fleet by selling portfolios of containers to container investors, most of which are subject to lease at the time of sale. By selling these portfolios to container investors, we are able to free up capital more quickly than if we kept the containers as part of our owned fleet. This enables us to deploy the capital for other uses, such as additional container purchases and repayment of debt.

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Long-standing Container Lessee Relationships with Attractive Credit Characteristics.    As of March 31, 2008, we leased containers to 245 container lessees, including many of the largest international container shipping lines and had conducted business with the top 20 lessees of our total fleet, as measured in TEUs, for an average of over 13 years. These top 20 lessees had, as of March 31, 2008, a weighted-average Dynamar credit rating of 2.3 on a rating scale of one through ten, with a one representing the strongest credit rating. Dynamar B.V. provides credit ratings to the container leasing industry.

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Flexibility to Satisfy Changing Market Demands.    Our operating expertise and financial flexibility enable us to meet the evolving requirements of lessees and container investors. We have significant experience in structuring and selling to container investors portfolios of containers that have attractive investment returns. By selling these portfolios to container investors, we have been able to purchase a substantial number of new containers while at the same time maintaining significant borrowing capacity under our senior secured credit facility. This has enabled us to choose when to purchase new containers based upon our expectations of near-term market conditions and quickly respond to the changing demands of lessees for short- and long-term leases. In order to increase the amount of credit available to us for these and other purposes, we have increased our revolving line of credit under our senior secured credit facility from $200 million as of September 25, 2007 to $290 million as of May 31, 2008.

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Experienced Management Team.    We have significant experience in the container leasing industry. Our four key officers have an average of approximately 20 years of experience in the container leasing industry. In addition, our marketing, operations and underwriting personnel have developed long-term relationships with lessees that improve our access to continued opportunities with leading container shipping lines. Due to the significant stock ownership by management, stockholder and management interests are closely aligned.

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Proprietary, Real-time Information Technology System.    We have developed a proprietary, real-time information technology system to assist us in managing our container fleet. Our information technology system allows us to monitor lease status, repair billings and contract terms of every individual container in our fleet. By actively maintaining and reviewing this information, we are able to more efficiently manage the logistics and billings of our business. Our proprietary IT system has been essential to providing a high level of customer service, and we believe it is scalable to satisfy our future growth without significant capital expenditures.

Our Operations

Container Fleet Overview.    The table below summarizes the composition of our fleet as of March 31, 2008 by the type of container:

	Dry Van Containers	Percent of Total Fleet	Specialized Containers	Percent of Total Fleet	Total	Percent of Total Fleet
Managed Fleet in TEU	510,987	66.1%	15,044	1.9%	526,031	68.0%
Owned fleet in TEU	244,352	31.6%	2,995	0.4%	247,347	32.0%

Total	755,339	97.7%	18,039	2.3%	773,378	100.0%

Overview of Management Services.    We lease, re-lease and dispose of containers and contract for the repair, repositioning and storage of our managed fleet. Our management agreements typically provide that our fee for managing a particular container is based upon the actual net operating revenue for each container, which is equal to the actual rental revenue for a container less the actual operating expenses directly attributable to that container. Management fees are collected monthly or quarterly, depending upon the agreement, and generally are not paid if net operating revenue is zero or less for a particular period. If operating expenses exceed revenue, the container investors are required to pay the excess or we may deduct the excess, including our management fee, from future net operating revenue. Under these agreements, we typically receive a commission for selling or otherwise disposing of containers for the container investor. Our management agreements generally require us to indemnify the container investor for liabilities or losses arising out of our breach of our obligations. In return, the container investor typically indemnifies us in our capacity as the manager of the container against breach by the container investor, sales taxes on commencement of the arrangement, withholding taxes on payments to the container investor under the management agreement and any other taxes, other than our income taxes, incurred with respect to the containers that are not otherwise included as operating expenses deductible from revenue. The term of our management agreements is generally eight to 12 years from the acceptance date of containers under the agreement.

Marketing and Operations.    Our marketing and operations personnel are responsible for developing and maintaining relationships with our lessees, facilitating lease contracts and maintaining day-to-day coordination of operational issues. This coordination allows us to negotiate lease contracts that satisfy both our financial return requirements and our lessees’ operating needs. It also facilitates both our awareness of lessees’ potential container shortages and their awareness of our available container inventories.

We believe that our long-standing relationships with our lessees and the close communications we maintain with their operating staffs represent an important advantage for us. As of May 31, 2008, we employed 63 people within our marketing and operations group in eight countries. In addition, we have 12 independent agents in 12 other countries that help support our marketing and operations group.

Overview of Our Leases.    The vast majority of our container leases are structured as long-term and short-term leases, although we also provide lessees with finance leases. To meet the needs of our lessees and achieve a favorable utilization rate, we lease containers under three main types of leases:

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Long-Term Leases.    Our long-term leases specify the number of containers to be leased, the pick-up and drop-off locations, the applicable per diem rate and the contractual term. Our long-term leases comprise leases that have a term of at least 12 months at the time we enter into the lease. We typically enter into long-term leases for a fixed term ranging from three to eight years, with five-year term leases being most common. As of March 31, 2008, our long-term leases have a weighted-average remaining term of 27 months. Our long-term leases generally require our lessees to maintain all units on lease for the duration of the lease, which provides us with scheduled lease payments. Some of our long-term leases contain an early termination option and afford the lessee continued supply and total interchangeability of containers, with the ability to redeliver containers if the lessee’s fleet requirements change. Our leases typically require the lessees to pay additional amounts pursuant to retroactive rate adjustments. These rate adjustments have not been material to our results of operations. As of March 31, 2008, approximately 71.3% of our on-lease fleet, as measured in TEUs, was on leases that were long-term leases at inception of such leases.

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Short-Term Leases.    Short-term leases include both master interchange leases and customized short-term leases. Master interchange leases provide a master framework pursuant to which lessees can lease containers on an as-needed basis, and thus command a higher per diem rate and more flexible terms than long-term leases. Our short-term leases comprise leases that have a term of less than 12 months at the time we enter into the lease. The terms of master interchange leases are typically negotiated on an annual basis. Under our master interchange leases, lessees know in advance their per diem rates and drop-off locations, subject to monthly port limits. We also enter into other short-term leases that are generally used for one-way leasing, typically for small quantities of containers. The terms of short-term leases are customized for the specific requirements of the lessee. Short-term leases are sometimes used to reposition containers to high-demand locations and accordingly may contain terms that provide incentives to lessees. As of March 31, 2008, approximately 26.4% of our on-lease fleet, as measured in TEUs, was on leases that were short-term leases at inception of such leases.

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Finance Leases.    Finance leases provide our lessees with an alternative method to finance their container acquisitions. Finance leases are long-term in nature, typically ranging from three to five years, and require relatively little customer service attention. They ordinarily require fixed payments over a defined period and provide lessees with a right to purchase the subject containers for a nominal amount at the end of the lease term. Per diem rates under finance leases include an element of repayment of capital and, therefore, typically are higher than per diem rates charged under long-term leases. Finance leases require the container lessee to keep the containers on lease for the entire term of the lease. As of March 31, 2008, approximately 2.3% of our on-lease fleet, as measured in TEUs, was under finance leases.

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Lease Agreements.    Our lease agreements contain business terms, such as the per diem rate, term and drop-off schedule, and the general terms and conditions detailing standard rights and obligations. The lease agreement requires lessees to pay the contractual per diem rate, depot charges, taxes and other charges when due, to maintain the containers in good condition and repair, to return the containers in good condition in accordance with the return condition set forth in the lease agreement, to use the containers in compliance with all applicable laws and to pay us for the value of the container as determined by the lease agreement if the container is lost or destroyed. The default clause in our lease agreement gives us certain legal remedies in the event that a container lessee is in breach of the terms underlying the lease agreement.

Our lease agreements contain an exclusion of warranties clause and require lessees to defend and indemnify us in most instances from third-party claims arising out of the lessee’s use, operation, possession or lease of the containers. Lessees are typically required to maintain physical damage and comprehensive general liability insurance and to indemnify us against loss with respect to the containers. We also maintain our own contingent physical damage and third-party liability insurance that covers our containers during both on-lease and off-lease periods. All of our insurance coverage is subject to annual deductible provisions and per occurrence and aggregate limits.

Underwriting.    We lease to container shipping lines and other lessees that meet our credit criteria. Depending on credit limits, our underwriting and credit decisions are controlled by our senior executives or our credit committee. Our credit committee includes our chief executive officer, chief financial officer and two other members of our senior management. Our credit policy sets different maximum exposure limits depending on our relationship and previous experience with each container lessee. Credit criteria may include, but are not limited to, trade route, country, social and political climate, assessments of net worth, asset ownership, bank and trade credit references, credit bureau reports, including those from Dynamar, operational history and financial strength. Our credit committee monitors our lessees’ performance and our lease exposures on an ongoing basis and generally reviews all accounts with receivables over 90 days past due. Our underwriting processes are aided by the long payment experience we have with most of our lessees, our broad network of relationships in the shipping industry that provide current information about our lessees’ market reputations and our focus on collections.

Other factors minimizing losses due to default by a lessee include our ability to achieve a high recovery rate for containers in default situations and our ability to efficiently re-lease recovered containers. Many of our lessees call on ports that allow us to seize the lessees’ ships or their fuel stocked at depots or repossess our containers if the container lessee is in default under our container leases. We typically incur operating expenses such as repairs and repositioning when containers are recovered after a container lessee default. However, all recovery expenses may be covered under physical damage insurance subject to deductible amount.

Re-leasing, Logistics Management and Depot Management.    We believe that managing the period after termination of our containers’ first lease is one of the most important aspects of our business. Successful management of this period requires disciplined re-leasing capabilities, logistics management and depot management.

•	Re-leasing. Since our leases allow our lessees to return their containers, we typically lease a container several times during the time we manage it as part of our fleet. New containers can usually be leased with a limited sales and customer service infrastructure because initial leases for new containers typically cover large volumes of units and are fairly standardized transactions. Used containers, on the other hand, are typically leased in smaller transactions that are structured to accommodate pick-ups and returns in a variety of locations. Our utilization rates depend on our re-leasing abilities. Factors that affect our ability to re-lease used containers include the size of our lessee base, ability to anticipate lessee needs, our presence in relevant geographic locations and the level of service we provide our lessees. We believe that our global presence and long-standing relationships with 245 container lessees as of March 31, 2008 provide us an advantage in re-leasing our containers relative to many of our smaller competitors.

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Logistics Management.    The shipping industry is characterized by large regional trade imbalances, with loaded containers generally flowing from export-oriented economies in Asia to North America and Western Europe. Because of these trade imbalances, container shipping lines have an incentive to return leased containers in relatively low export areas to avoid the cost of shipping empty containers. We have managed this structural imbalance of inventories with the following approach:

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Limiting or prohibiting container returns to low-demand areas.    In order to minimize our repositioning costs, our leases typically include a list of the specific locations to which containers may be returned, limitations on the number of containers that may be returned to low-demand locations, high drop-off charges for returning containers to low-demand locations or a combination of these provisions;

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Taking advantage of a robust secondary resale market when available.    In order to maintain a younger fleet age profile, we have aggressively sold our older containers when they are returned to low-demand areas.

•	Developing country-specific leasing markets to utilize older containers in the portable storage market. In North America and Western Europe, we lease older containers for use as portable storage.

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Seeking one-way lease opportunities to move containers from lower demand locations to higher demand locations.    One-way leases may include incentives, such as free days, credits and damage waivers. The cost of offering these incentives is considerably less than the cost we would incur if we paid to reposition the containers.

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Paying to reposition our containers to higher demand locations.    At locations where our inventories remain high, despite the efforts described above, we will selectively choose to ship excess containers to locations with higher demand.

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Depot Management.    As of March 31, 2008, we managed our container fleet through 211 independent container depot facilities located in 42 countries. Depot facilities are generally responsible for repairing containers when they are returned by lessees and for storing the containers while they are off-hire. Our operations group is responsible for managing our depot contracts and periodically visiting the depot facilities to conduct inventory and repair audits. We also supplement our internal operations group with the use of independent inspection agents. As of March 31, 2008, a large majority of our off-lease inventory was located at depots that are able to report notice of container activity and damage detail via electronic data interchange, or “EDI.” We use the industry standard, ISO 9897 Container Equipment Data Exchange messages, for EDI reporting.

Most of the depot agency agreements follow a standard form and generally provide that the depot will be liable for loss or damage of containers and, in the event of loss or damage, will pay us the previously agreed loss value of the applicable containers. The agreements require the depots to maintain insurance against container loss or damage, and we carry insurance to cover the risk when a depot’s insurance proves insufficient.

Our container repair standards and processes are generally managed in accordance with standards and procedures specified by the Institute of International Container Lessors, or the “IICL.” The IICL establishes and documents the acceptable interchange condition for containers and the repair procedures required to return damaged containers to the acceptable interchange condition. At the time that containers are returned by lessees, the depot arranges an inspection of the containers to assess the repairs required to return the containers to acceptable IICL condition. As part of the inspection process, damages are categorized either as lessee damage or normal wear and tear. Items typically designated as lessee damage include dents in the container and debris left in the container, while items such as rust are typically designated as normal wear and tear. In general, lessees are responsible for the lessee damage portion of the repair costs, and we are responsible for normal wear and tear. For an additional fee, we sometimes offer our lessees a container damage protection plan, pursuant to which we assume financial responsibility for repair costs up to a pre-negotiated amount.

Investors.    We have historically sold portfolios of leased containers to investment entities located in Germany, Switzerland, Singapore, Austria and Japan. Although we have sold several portfolios containing large numbers of containers to an investment company in Switzerland, the investment entities that typically have purchased containers from us are funds with many underlying investors. In Germany, these funds are frequently referred to as “KG Funds” although similar types of funds exist in other countries. These funds are formed by investment arrangers who act as financial intermediaries between lessors of containers and other shipping assets. We are contacted on a regular basis by independent investment arrangers who are interested in assisting us with arranging sales of container portfolios. These independent investment arrangers will either seek out investments in these leased assets on behalf of an investment fund or a group of investors or will work with us to identify an investor or group of investors to invest in a pool of these leased assets. Our 80% owned subsidiary, CAIJ Ltd., is an investment arranger for sales of containers and manages container leases for investors in Japan.

Customer Concentration.    Our customers include container lessees and container investors to whom we have sold container portfolios and for whom we manage containers.

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Container Leasing Segment Concentration.    Revenue from our ten largest container lessees represented 62.9%, or $24.8 million, of the revenue from our container leasing segment for the year ended December 31, 2007, with revenue from our single largest container lessee during such period accounting for 11.8%, or $4.7 million, of revenue from our container leasing segment during such periods. This $4.7 million of revenue represented 7.2% of our total revenue for this period. The largest lessees of our owned fleet are often among the largest lessees of our managed fleet. The largest lessees of our managed fleet are responsible for a significant portion of the billings that generate our management fee revenue.

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Container Management Segment Concentration.    A substantial majority of our container management segment revenue is derived from container investors associated with five different investment arrangers located in Germany, Switzerland, Singapore, Austria and Japan. These arrangers are typically in the business of identifying and organizing investors for a variety of investment vehicles and compete with other institutions in these and other countries that perform similar functions. Container investors associated with five independent investment arrangers represented 95.4% of our container management revenue for the year ended December 31, 2007. Revenue from our two largest container investors, IGB Container GmbH & Co. KG (“IGB”) and P&R Equipment and Finance Corp. (“P&R”) represented 48.0%, or $12.2 million, and 29.0%, or $7.4 million, respectively, of revenue from our container management segment for the year ended December 31, 2007. The combined revenue of $19.6 million associated with the two largest investment arrangers represented 30.1% of our total revenue for the year ended December 31, 2007.

Proprietary Real-time Information Technology System.    Our proprietary real-time information technology system tracks all of our containers individually by container number, provides design specifications for the containers, tracks on-lease and off-lease transactions, matches each on-lease container to a lease contract and each off-lease container to a depot contract, maintains the major terms for each lease contract, tracks accumulated depreciation, calculates the monthly bill for each container lessee and tracks and bills for container repairs. Most of our depot activity is reported electronically, which enables us to prepare container lessee bills and calculate financial reporting information more efficiently.

In addition, our system allows our lessees to conduct business with us through the Internet. This allows our lessees to review our container inventories, monitor their on-lease information, view design specifications and receive information on maintenance and repair. Many of our lessees receive billing and on- and off- lease information from us electronically.

Our Suppliers.    We purchase most of our containers in China from manufacturers that have met our qualification requirements. We are currently not dependent on any single current manufacturer. We have long-standing relationships with all of our major container suppliers. Our technical services personnel review the designs for our containers and periodically audit the production facilities of our suppliers. In addition, we contract with independent third-party inspectors to monitor production at factories while our containers are being produced. This provides an extra layer of quality control and helps ensure that our containers are produced in accordance with our specifications.

Our Competition

We compete primarily with other container leasing companies, including both larger and smaller lessors. We also compete with bank leasing companies offering long-term operating leases, finance leases and container shipping lines, which sometimes lease their excess container inventory. Other participants in the shipping industry, such as container manufacturers, may also decide to enter the container leasing business. It is common for container shipping lines to utilize several leasing companies to meet their container needs and to minimize reliance on individual leasing companies.

Our competitors compete with us in many ways, including pricing, lease flexibility, supply reliability, customer service and the quality and condition of containers. Some of our competitors have greater financial resources than we do or are affiliates of larger companies. We emphasize the quality of our fleet, supply reliability and high level of customer service to our container lessees. We focus on ensuring adequate container availability in high-demand locations, dedicate large portions of our organization to building relationships with lessees, maintain close day-to-day coordination with lessees and have developed a proprietary information technology system that allows our lessees to access real-time information about their containers.

Environmental Matters

We are subject to federal, state, local and foreign laws and regulations relating to the protection of the environment, including those governing the discharge of pollutants to air and water, the management and disposal of hazardous substances and wastes and the cleanup of contaminated sites. We could incur substantial costs, including cleanup costs, fines and third-party claims for property or natural resource damage and personal injury, as a result of violations of or liabilities under environmental laws and regulations in connection with our or our lessees’ current or historical operations. Under some environmental laws in the United States and certain other countries, the owner or operator of a container may be liable for environmental damage, cleanup or other costs in the event of a spill or discharge of material from the container without regard to the fault of the owner or operator. While we typically maintain liability insurance coverage and typically require our lessees to provide us with indemnity against certain losses, the insurance coverage is subject to large deductibles, limits on maximum coverage and significant exclusions and may not be sufficient or available to protect against any or all liabilities and such indemnities may not cover or be sufficient to protect us against losses arising from environmental damage.

Regulation

We may be subject to regulations promulgated in various countries, including the United States, seeking to protect the integrity of international commerce and prevent the use of containers for international terrorism or other illicit activities. For example, the Container Security Initiative, the Customs-Trade Partnership Against Terrorism and Operation Safe Commerce are among the programs administered by the U.S. Department of Homeland Security that are designed to enhance security for cargo moving throughout the international transportation system by identifying existing vulnerabilities in the supply chain and developing improved methods for ensuring the security of containerized cargo entering and leaving the United States. Moreover, the International Convention for Safe Containers, 1972, as amended, adopted by the International Maritime Organization, applies to new and existing containers and seeks to maintain a high level of safety of human life in the transport and handling of containers by providing uniform international safety regulations. As these regulations develop and change, we may incur increased compliance costs due to the acquisition of new, compliant containers and/or the adaptation of existing containers to meet any new requirements imposed by such regulations.

Properties

As of June 30, 2008, we operated our business in 13 offices in 11 countries, including the United States, Barbados, Belgium, Germany, Hong Kong, Japan, Malaysia, Singapore, Sweden, Taiwan and the United Kingdom. We have two offices in the United States including our headquarters in San Francisco, California, and 11 offices outside the United States, all of which we lease.

Employees

As of June 30, 2008, we employed approximately 83 employees worldwide. We are not a party to any collective bargaining agreements. We believe that relations with our employees are good.

Legal Proceedings

From time to time we may be a party to litigation matters or disputes arising in the ordinary course of business, including in connection with enforcing our rights under our leases. Currently, we are not party to any legal proceedings which are material to our business, financial condition or results of operations.

MANAGEMENT

The following table sets forth certain information regarding our current board of directors and key personnel who are responsible for overseeing the management of our business (ages as of March 31, 2008):

Name	Age	Position
Hiromitsu Ogawa	67	Executive Chairman; Director
Masaaki (John) Nishibori	63	President and Chief Executive Officer; Director
Victor M. Garcia	40	Senior Vice President and Chief Financial Officer
Camille G. Cutino	49	Vice President, Operations
Matthew Easton	35	Director of Information Technology
Marvin Dennis	70	Director
William W. Liebeck	52	Director
Gary M. Sawka	61	Director

Hiromitsu Ogawa is our founder and Executive Chairman. From 1989 to November 2006, he served as our Chief Executive Officer. Prior to starting our company in 1989, he was with Itel Containers for 12 years as Vice President of Marketing for Japan/Korea. Earlier in his career, he also held the positions of Executive Managing Director of Heublein Japan Co. Ltd. He was also Sales Promotion Manager with Coca-Cola Japan Co. Ltd. Mr. Ogawa holds a B.A. from Kyoto University of Foreign Studies.

Masaaki (John) Nishibori has been our President and Chief Executive Officer since November 2006 and has served as a member of our board of directors since 1993. Mr. Nishibori was our Senior Vice President and Chief Financial Officer from 1993 to November 2006. From 1973 to 1993, Mr. Nishibori was a commercial banker for The First National Bank of Boston. While with The First National Bank of Boston, Mr. Nishibori served as chief executive officer of Bank of Boston, Italy, Boston Finanziaria, S.p.A and Boston Leasing Italia, S.p.A and later as Senior Credit Officer of the Specialized Finance Department. From 1970 to 1973, Mr. Nishibori was a management consultant at Arthur D. Little, Inc. Mr. Nishibori is a graduate of Hitotsubashi University and holds an M.B.A. from Columbia University.

Victor M. Garcia has served as our Senior Vice President and Chief Financial Officer since November 2006. From July 1990 to October 31, 2006, he was employed by Banc of America Securities where he was a Managing Director and senior banker in the Transportation Group within the Global Corporate and Investment Bank. Mr. Garcia holds a B.S. from Babson College.

Camille G. Cutino has served as our Vice President, Operations since 2000. From 1991 to 1999, Ms. Cutino was our Director of Operations. Ms. Cutino served as an independent contractor to us from May 1991 to June 1992. From July 1986 to April 1991, Ms. Cutino was the Director of Operations for Itel Containers. Ms. Cutino holds a B.S. from San Francisco State University.

Matthew Easton has served as our Director of Information Technology since 2005. From 2000 through 2005, Mr. Easton served as our Information Technology manager. From 1998 through 2000, Mr. Easton was an information technology contractor for our company. Prior to joining CAI, Mr. Easton was an Analysis Manager for California major accounts at AT&T Inc. (formerly, SBC Communications Inc.), a telephone communication company. Mr. Easton holds a B.A. from the University of California at Berkeley.

Board of Directors

Marvin Dennis currently serves as the President of Dennis & Company, a financial consulting company he founded in 1996. From 1974 to 1996, Mr. Dennis served as Chief Financial Officer of Trans Ocean Ltd., a maritime container lessor company he co-founded. He currently serves on the board of directors of AlarmPoint Systems Inc., a software provider. Mr. Dennis holds a B.S. from the University of Illinois, a J.D. from DePaul University and an M.B.A. from Harvard University.

William W. Liebeck is currently a Partner of Englefield Capital where he runs its North American office. From 2005-2007, he managed a personal private equity and public stock portfolio. From the periods of 1988 to 1995 and 1997 to 2005, Mr. Liebeck was a partner at two private equity firms, Equivest Partners and Thoma Cressey Equity Partners, respectively. He also serves on the board of directors at LECG, an expert services firm. Mr. Liebeck holds a B.A. from the University of California at Berkeley and an M.B.A. from Stanford University.

Gary M. Sawka has been a Partner in Tatum, LLC, an executive consulting firm since January 2008. From February 2007 to April 2008, he served as Chief Financial Officer and Designated Responsible Individual for Tripath Technology, Inc., a former Nasdaq-listed fabless semiconductor company, during its Chapter 11 reorganization. From August 2006 to February 2007, he served as a consulting Chief Financial Officer to Tripath Technology, Inc. From 2002 to 2006, Mr. Sawka worked as a financial consultant for several Nasdaq-listed companies. From 2000 to 2001, he served as Executive Vice President and Chief Financial Officer of ePlanning Securities, Inc., a national, representative-owned, independent FINRA Broker/Dealer. During the period from 1984 to 2000, Mr. Sawka served as Vice President and Chief Financial Officer of TVIA, Inc., a fabless semiconductor company, PrimeSource Corporation, an international container leasing company, and Itel Containers International Corp., an international container leasing company specializing in high service leases. Mr. Sawka holds a B.S. from the University of Southern California and an M.B.A. from Harvard University.

In addition, Mr. Ogawa and Mr. Nishibori serve on our Board of Directors.

SELLING STOCKHOLDER

The following table sets forth the name of the selling stockholder, the number of shares of common stock beneficially owned by the selling stockholder immediately prior to the date of this prospectus and the number of shares to be offered by the selling stockholder pursuant to this prospectus. The table also provides information regarding the beneficial ownership of our common stock by the selling stockholder as adjusted to reflect the assumed sale of all of the shares offered under this prospectus. Percentage of beneficial ownership before this offering is based on 17,141,896 shares of our common stock outstanding as of June 30, 2008. Beneficial ownership is based on information furnished by the selling stockholder. Unless otherwise indicated and subject to community property laws where applicable, the selling stockholder named in the following table has, to our knowledge, sole voting and investment power with respect to the shares beneficially owned by such stockholder.

	Beneficial Ownership Before Offering(1)		Number of Shares Offered	Beneficial Ownership After Offering(2)
Selling Stockholder	Number	Percentage		Number	Percentage

Hiromitsu Ogawa(3)(4)	8,892,240	51.9%	2,667,000	6,225,240	33.7%

(1)	Beneficial ownership and percentage ownership are determined in accordance with the rules of the Securities and Exchange Commission.
(2)	Assumes no exercise of the underwriters’ over-allotment option.
(3)	Hiromitsu Ogawa served as our Chief Executive Officer from 1989 until November 2006 and currently serves as our Executive Chairman.
(4)

Mr. Ogawa beneficially owns 4,776,240 shares of our common stock in his own name, including the shares to be offered and sold pursuant to this prospectus. An additional 2,859,108 shares are held by the Ogawa Family Trust dated 7/06/98, of which Mr. Ogawa and his wife are co-trustees. An additional 1,256,892 shares are held by the Ogawa Family Limited Partnership. Mr. Ogawa is the trustee of the Ogawa Family Trust, which is the general partner of the Ogawa Family Limited Partnership.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 84,000,000 shares of common stock, $0.0001 par value per share, and 5,000,000 shares of preferred stock, $0.0001 par value per share. The following summary of some of the terms relating to our common stock, preferred stock, certificate of incorporation and bylaws is not complete and may not contain all the information you should consider before investing in our common stock. You should read carefully our certificate of incorporation and bylaws.

Common Stock

The holders of common stock are entitled to one vote per share on all matters to be voted on by the common stockholders. The holders of our common stock are not entitled to cumulative voting in the election of our directors, which means that the holders of a majority of the outstanding shares of our common stock will be entitled to elect all of the directors standing for election. Subject to preferences of any outstanding shares of preferred stock, the holders of common stock are entitled to receive ratably any dividends our board of directors may declare out of funds legally available for the payment of dividends. If we are liquidated, dissolved or wound up, the holders of common stock are entitled to share pro rata all assets remaining after payment of or provision for our liabilities and liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive rights or rights to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued in this offering will be fully paid and nonassessable. As of June 30, 2008 we had 17,141,896 shares of common stock outstanding. Upon completion of this offering, we will have 18,474,896 shares of common stock outstanding.

Preferred Stock

Our board of directors has the authority, without further action by the stockholders, to issue up to 5,000,000 shares of preferred stock from time to time in one or more series. The board of directors also has the authority to fix the designations, voting powers, preferences, privileges and relative rights and the limitations of any series of preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock. The board of directors, without stockholder approval, can issue preferred stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of common stock. Preferred stock could thus be issued quickly with terms that could delay or prevent a change of control of us or make removal of management more difficult. Additionally, the issuance of preferred stock may decrease the market price of the common stock and may adversely affect the voting, economic and other rights of the holders of common stock. We have no plans at this time to issue any preferred stock.

Anti-Takeover Effects of Certain Provisions of our Certificate of Incorporation, Bylaws and Delaware Law

Provisions of our certificate of incorporation, our bylaws and Delaware law could have the effect of delaying or preventing a third party from acquiring us, even if the acquisition would benefit our stockholders. These provisions may delay, defer or prevent a tender offer or takeover attempt of our company that a stockholder might consider in his or her best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by the board of directors and to discourage types of transactions that may involve our actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all of our outstanding shares, or an unsolicited proposal for the restructuring or sale of all or part of us.

Authorized but Unissued Shares of Common Stock and Preferred Stock.    Our authorized but unissued shares of common stock and preferred stock are available for our board of directors to issue without stockholder approval. As noted above, our board of directors, without stockholder approval, has the authority under our certificate of incorporation to issue preferred stock with rights superior to the rights of the holders of common stock. As a result, preferred stock could be issued quickly and easily, could adversely affect the rights of holders of common stock and could be issued with terms calculated to delay or prevent a change of control or make removal of management more difficult. We may use the additional authorized shares of common or preferred stock for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of our authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of our company by means of a proxy contest, tender offer, merger or other transaction.

Classified Board of Directors; Election and Removal of Directors.    Our certificate of incorporation provides for the division of our board of directors into three classes, as nearly as equal in number as possible, with the directors in each class serving for three-year terms, and one class being elected each year by our stockholders. In addition, our directors are removable only for cause by the holders of not less than a majority of the shares entitled to vote at the election of directors. Furthermore, any vacancies on the board of directors may be filled only by the affirmative vote of a majority of the directors then in office and only the board of directors may increase the size of the board of directors. Because this system of electing, appointing and removing directors generally makes it more difficult for stockholders to replace a majority of the board of directors, it may discourage a third party from making a tender offer or otherwise attempting to gain control of us and may maintain the incumbency of the board of directors.

Stockholder Action; Special Meetings of Stockholders.    Our certificate of incorporation eliminates the ability of stockholders to act by written consent. Our bylaws provide that special meetings of our stockholders may be called only by the Chairman of the board of directors or by a majority of our board of directors.

Advance Notice Requirements for Stockholders Proposals and Director Nominations.    Our bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide us with timely written notice of their proposal. Our bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

Amendment of Bylaws.    Our directors are expressly authorized to amend our bylaws.

Delaware Anti-Takeover Statute.    We are subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law. Subject to exceptions, the statute prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•	prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding, those shares owned: (1) by persons who are directors and also officers; and (2) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

For purposes of Section 203, a “business combination” includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, with an “interested stockholder” being defined as a person who, together with affiliates and associates, owns, or within three years prior to the date of determination whether the person is an “interested stockholder,” did own, 15% or more of the corporation’s voting stock.

Registration Rights

We are a party to an Amended and Restated Registration Rights Agreement with Mr. Ogawa and DBJ Value Up Fund. Pursuant to this Registration Rights Agreement, Mr. Ogawa and DBJ Value Up Fund have certain demand registration rights with respect to shares of our common stock. Pursuant to the Registration Rights Agreement, each of Mr. Ogawa and DBJ Value Up Fund may request, subject to certain exceptions, that we file a registration statement under the Securities Act covering their shares, if the anticipated aggregate offering price is at least $5.0 million (net of underwriting discounts and commissions). Mr. Ogawa and DBJ Value Up Fund will be entitled to request no more than three demand registrations.

Also pursuant to the Registration Rights Agreement, Mr. Ogawa and DBJ Value Up Fund have certain “piggyback” registration rights with respect to shares of our common stock. Accordingly, if we propose to register any of our common stock under the Securities Act we are required to notify Mr. Ogawa and DBJ Value Up Fund and to include in such registration all the shares of common stock requested to be included by them, subject to certain limitations. Under the terms of the Registration Rights Agreement, we are generally obligated to pay all the expenses associated with any demand or “piggyback” registrations.

DBJ Value Up Fund has waived its rights to participate in this offering or have its shares included in the registration statement of which this prospectus forms a part.

Pre-emptive Rights

Under Delaware law, a stockholder is not entitled to pre-emptive rights to subscribe for additional issuances of common stock or any other class of series of common stock or any security convertible into such stock in proportion to the shares that are owned unless there is a provision to the contrary in the certificate of incorporation. Our certificate of incorporation does not provide that our stockholders are entitled to pre-emptive rights.

Transfer Agent and Registrar

The transfer agent and registrar for the common stock is Computershare Shareholder Services, Inc. Its address is 250 Royall Street, Canton, Massachusetts 02021.

New York Stock Exchange Listing

Our common stock is listed on the New York Stock Exchange under the symbol “CAP.”

U.S. FEDERAL TAX CONSEQUENCES FOR NON-U.S. HOLDERS

This section describes the material U.S. federal income and estate tax consequences to you of the ownership and disposition of shares of our common stock if you are a non-U.S. holder. When we refer to a non-U.S. holder, we mean a beneficial owner of our common stock that, for U.S. federal income tax purposes, is other than:

•	a citizen or resident of the United States;

•

a corporation (including for this purpose any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust that is subject to the primary supervision of a U.S. court and to the control of one or more U.S. persons, or that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (including for this purpose any other entity, either organized within or without the United States, treated as a partnership for U.S. federal income tax purposes) holds the shares, the tax treatment of a partner as a beneficial owner of the shares generally will depend upon the status of the partner and the activities of the partnership. Foreign partnerships also generally are subject to special U.S. tax documentation requirements.

Special rules may apply to certain non-U.S. holders, such as “controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax. Such entities should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

This section does not consider the specific facts and circumstances that may be relevant to a particular non-U.S. holder and does not address the treatment of a non-U.S. holder under the laws of any state, local or foreign taxing jurisdiction. This section is based on the federal tax laws of the United States, including the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed regulations, and administrative and judicial interpretations, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

You should consult a tax advisor regarding the U.S. federal tax consequences of acquiring, holding and disposing of our common stock in your particular circumstances, as well as any tax consequences that may arise under the laws of any state, local or foreign taxing jurisdiction.

Dividends

Except as described below, dividends paid to you are subject to withholding of U.S. federal income tax at a 30.0% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate. Even if you are eligible for a lower treaty rate, we will generally be required to withhold at a 30.0% rate (rather than the lower treaty rate) on dividend payments to you, unless you have furnished to us a valid Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, your status as a non-U.S. person and your entitlement to the lower treaty rate with respect to such payments. If you are eligible for a reduced rate of U.S. withholding tax under a tax treaty, you may obtain a refund of any amounts withheld in excess of that rate by filing a refund claim with the U.S. Internal Revenue Service.

If dividends paid to you are “effectively connected” with your conduct of a trade or business within the United States, and, if required by a tax treaty, the dividends are attributable to a permanent establishment that you maintain in the United States, we generally are not required to withhold tax from the dividends, provided that you have furnished to us a valid Internal Revenue Service Form W-8ECI or an acceptable substitute form upon which you certify, under penalties of perjury, your status as a non-U.S. person and your entitlement to this exemption from withholding. In lieu of withholding, such dividends are taxed at rates applicable to U.S. citizens, resident aliens and domestic U.S. corporations. If you are a corporate non-U.S. holder, “effectively connected” dividends that you receive may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Gain on Disposition of Common Stock

If you are a non-U.S. holder, you generally will not be subject to U.S. federal income tax on gain that you recognize on a disposition of our common stock unless:

•	you are an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met;

•

such gain is effectively connected with your conduct of a trade or business within the U.S. and, if required by an applicable tax treaty, is attributable to a U.S. permanent establishment maintained by you;

•	you are subject to the Code provisions applicable to certain U.S. expatriates; or

•

we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes and either our common stock has ceased to be “regularly traded on an established securities market” prior to the beginning of the calendar year in which the disposition occurs or you have held, directly or constructively at any time during the five-year period ending on the date of disposition or such shorter period that you held such shares, more than five percent of our common stock. We have not been, are not and do not anticipate becoming a U.S. real property holding corporation for U.S. federal income tax purposes.

Federal Estate Taxes

If you hold our common stock at the time of death, such stock will be included in your gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

If you are a non-U.S. holder, you are generally exempt from backup withholding and information reporting on Internal Revenue Service Form 1099 with respect to dividend payments and the payment of the proceeds from the sale of our common stock effected at a U.S. office of a broker, as long as:

•	the payor or broker does not have actual knowledge or reason to know that you are a U.S. person; and

•

you have furnished to the payor or broker a valid Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, that you are a non-U.S. person, or other documentation upon which it may rely to treat the payments as made to a non-U.S. person in accordance with U.S. Treasury regulations (or you otherwise establish an exemption).

Payment of the proceeds from the sale of our common stock effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of our common stock that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

•	the proceeds are transferred to an account maintained by you in the United States;

•	the payment of proceeds or the confirmation of the sale is mailed to you at a U.S. address; or

•	the sale has some other specified connection with the United States as provided in U.S. Treasury regulations,

unless the documentation requirements described above are met or you otherwise establish an exemption and the broker does not have actual knowledge or reason to know that you are a U.S. person.

In addition, a sale of our common stock will be subject to information reporting if it is effected at a foreign office of a broker that is:

•	a U.S. person;

•	a controlled foreign corporation for U.S. tax purposes;

•	a foreign person 50.0% or more of whose gross income is effectively connected with the conduct of a U.S. trade or business for a specified three-year period; or

•

a foreign partnership, if at any time during its tax year one or more of its partners are “U.S. persons”, as defined in U.S. Treasury regulations, who in the aggregate hold more than 50.0% of the income or capital interest in the partnership, or such foreign partnership is engaged in the conduct of a U.S. trade or business, unless the documentation requirements described above are met or you otherwise establish an exemption and the broker does not have actual knowledge or reason to know that you are a U.S. person. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a U.S. person.

You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the Internal Revenue Service.

In addition to the foregoing, we must report annually to the Internal Revenue Service and to you on Internal Revenue Service Form 1042-S the entire amount of any distribution made with respect to our common stock. This information may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty.

UNDERWRITING

The underwriters named below have agreed to buy, subject to the terms of the purchase agreement, the number of shares listed opposite their names below. The underwriters are committed to purchase and pay for all of the shares if any are purchased.

Underwriters	Number of Shares
Piper Jaffray & Co.
Banc of America Securities LLC
Jefferies & Company, Inc.
William Blair & Company, L.L.C.

Total	4,000,000

The underwriters have advised us and the selling stockholder that they propose to offer the shares to the public at $         per share. The underwriters propose to offer the shares to certain dealers at the same price less a concession of not more than $         per share. The underwriters may allow and the dealers may reallow a concession of not more than $         per share on sales to certain other brokers and dealers. After the offering, these figures may be changed by the underwriters.

We have granted to the underwriters an option to purchase up to an additional 199,950 shares of common stock from us and the selling stockholder has granted to the underwriters an option to purchase up to an additional 400,050 shares of common stock, on a pro rata basis, at the same price to the public, and with the same underwriting discount, as set forth in the table below. The underwriters may exercise this option any time during the 30-day period after the date of this prospectus, to cover over-allotments, if any. To the extent the underwriters exercise the option, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares as it was obligated to purchase under the purchase agreement.

The following table shows the underwriting fees to be paid to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the over-allotment option.

Paid by Us
	No Exercise	Full Exercise
Per share
Total

We estimate total offering expenses (not including underwriting discounts and commissions) will be $550,000, all of which will be borne by us.

We and the selling stockholder have agreed to indemnify the underwriters against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5.0% of the total number of shares offered by them.

We and each of our directors, executive officers and certain principal stockholders and the selling stockholder have agreed to certain restrictions on our and their ability to sell additional shares of our common stock for a period of 90 days after the date of this prospectus, subject to extension as described below. We have agreed not to directly or indirectly offer for sale, sell, contract to sell, grant any option for the sale of, or otherwise issue or dispose of, any shares of common stock, options or warrants to acquire shares of common stock, or any related security or instrument, without the prior written consent of Piper Jaffray and Banc of America Securities LLC. The agreements provide exceptions for (1) sales to underwriters pursuant to the purchase agreement, (2) acquisitions by us in which shares of common stock representing less than 5% of our outstanding common stock are issued and all recipients of such shares agree to the lock-up restrictions described in this paragraph and (3) certain other customary exceptions.

The lock-up period described in the preceding paragraph will be extended if:

•	during the last 17 days of the lock-up period we issue an earnings release or material news or a material event relating to us occurs; or

•

prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the date of issuance of the earnings release or the occurrence of the material news or material event.

To facilitate the offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock during and after the offering. Specifically, the underwriters may over-allot or otherwise create a short position in the common stock for their own account by selling more shares of common stock than have been sold to them by us and the selling stockholder. The underwriters may elect to cover any such short position by purchasing shares of common stock in the open market or by exercising the over-allotment option granted to the underwriters. In addition, the underwriters may stabilize or maintain the price of the common stock by bidding for or purchasing shares of common stock in the open market and may impose penalty bids. If penalty bids are imposed, selling concessions allowed to syndicate members or other broker-dealers participating in the offering are reclaimed if shares of common stock previously distributed in the offering are repurchased, whether in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the common stock at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the common stock to the extent that it discourages resales of the common stock. The magnitude or effect of any stabilization or other transactions is uncertain. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

In connection with this offering, some underwriters (and selling group members) may also engage in passive market making transactions in the common stock on the New York Stock Exchange. Passive market making consists of displaying bids on the New York Stock Exchange limited by the prices of independent market makers and effecting purchases limited by those prices in response to order flow. Rule 103 of Regulation M promulgated by the SEC limits the amount of net purchases that each passive market maker may make and the displayed size of each bid. Passive market making may stabilize the market price of the common stock at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

In the past, Piper Jaffray and Banc of America Securities LLC have provided investment banking services, including valuation and private placement services, to us and we may engage them for these or other services in the future. In addition, Bank of America, N.A., an affiliate of Banc of America Securities LLC, acts both as administrative agent and a lender under CAI’s current senior secured credit facility.

Our common stock is listed on the New York Stock Exchange under the symbol “CAP”.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) an offer of the Securities to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the Securities which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that an offer to the public in that Relevant Member State of any Securities may be made at any time under the following exemptions under the Prospectus Directive if they have been implemented in the Relevant Member State:

(a) to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c) in any other circumstances falling within Article 3 (2) of the Prospectus Directive,

provided that no such offer of Securities shall result in a requirement for the publication by the company or any Underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of Securities to the public” in relation to any Securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Securities to be offered so as to enable an investor to decide to purchase or subscribe the Securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

No prospectus (including any amendment, supplement or replacement thereto) has been prepared in connection with the offering of the Securities that has been approved by the Autorité des marchés financiers or by the competent authority of another State that is a contracting party to the Agreement on the European Economic Area and notified to the Autorité des marchés financiers; no Securities have been offered or sold and will be offered or sold, directly or indirectly, to the public in France except to permitted investors (“Permitted Investors”) consisting of persons licensed to provide the investment service of portfolio management for the account of third parties, qualified investors (investisseurs qualifiés) acting for their own account and/or investors belonging to a limited circle of investors (cercle restreint d’investisseurs) acting for their own account, with “qualified investors” and “limited circle of investors” having the meaning ascribed to them in Articles L. 411-2, D. 411-1, D. 411-2, D. 411-4, D. 734-1, D. 744-1, D. 754-1 and D. 764-1 of the French Code Monétaire et Financier and applicable regulations thereunder; none of this prospectus or any other materials related to the offering or information contained therein relating to the Securities has been released, issued or distributed to the public in France except to Permitted Investors; and the direct or indirect resale to the public in France of any Securities acquired by any Permitted Investors may be made only as provided by Articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the French Code Monétaire et Financier and applicable regulations thereunder.

In addition:

•	an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) has only been communicated or caused to be communicated and will only be communicated or caused to be communicated) in connection with the issue or sale of the Securities in circumstances in which Section 21(1) of the FSMA does not apply to us; and

•	all applicable provisions of the FSMA have been complied with and will be complied with, with respect to anything done in relation to the Securities in, from or otherwise involving the United Kingdom.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The Securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

The offering of the common stock has not been cleared by the Italian Securities Exchange Commission (Commissione Nazionale per le Società e la Borsa, the “CONSOB”) pursuant to Italian securities legislation and, accordingly, the common stock may not and will not be offered, sold or delivered, nor may or will copies of the prospectus or any other documents relating to the common stock be distributed in Italy, except (i) to professional investors (operatori qualificati), as defined in Article 31, second paragraph, of CONSOB Regulation No. 11522 of July 1, 1998, as amended, (the “Regulation No. 11522”), or (ii) in other circumstances which are exempted from the rules on solicitation of investments pursuant to Article 100 of Legislative Decree No. 58 of February 24, 1998 (the “Financial Service Act”) and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended.

Any offer, sale or delivery of the common stock or distribution of copies of the prospectus or any other document relating to the common stock in Italy may and will be effected in accordance with all Italian securities, tax, exchange control and other applicable laws and regulations, and, in particular, will be: (i) made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with the Financial Services Act, Legislative Decree No. 385 of September 1, 1993, as amended (the “Italian Banking Law”), Regulation No. 11522, and any other applicable laws and regulations; (ii) in compliance with Article 129 of the Italian Banking Law and the implementing guidelines of the Bank of Italy; and (iii) in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy.

Any investor purchasing the common stock in the offering is solely responsible for ensuring that any offer or resale of the common stock it purchased in the offering occurs in compliance with applicable laws and regulations.

The prospectus and the information contained therein are intended only for the use of its recipient and, unless in circumstances which are exempted from the rules on solicitation of investments pursuant to Article 100 of the “Financial Service Act” and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended, is not to be distributed, for any reason, to any third party resident or located in Italy. No person resident or located in Italy other than the original recipients of this document may rely on it or its content.

Italy has only partially implemented the Prospectus Directive. The above provisions of the Prospectus Directive shall apply with respect to Italy only to the extent that the relevant provisions of the Prospectus Directive have already been implemented in Italy.

Insofar as the requirements above are based on laws which are superseded at any time pursuant to the implementation of the Prospectus Directive, such requirements shall be replaced by the applicable requirements under the Prospectus Directive.

LEGAL MATTERS

Certain legal matters in connection with the sale of the shares of common stock offered hereby will be passed upon for us and for the selling stockholder by Perkins Coie LLP, Menlo Park, California. The underwriters have been represented by Davis Polk  & Wardwell, Menlo Park, California.

EXPERTS

The consolidated financial statements and schedule of CAI International, Inc. as of December 31, 2007 and 2006 and for the year ended December 31, 2007, the three months ended December 31, 2006, the nine months ended September 30, 2006, and the year ended December 31, 2005 have been incorporated by reference in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference, and upon the authority of said firm as experts in accounting and auditing.

KPMG LLP’s report dated March 14, 2008 contains an explanatory paragraph that states that, as discussed in note 3 to our December 31, 2007 consolidated financial statements, on October 1, 2006, CAI International, Inc. repurchased 50% of its outstanding common stock. The repurchase of stock has been accounted for as a step acquisition and the change in basis has been pushed down to CAI International, Inc.’s consolidated financial statements. As a result of the repurchase of shares, the consolidated financial information for periods after the repurchase is presented on a different basis than that for the periods before the acquisition and, therefore, is not comparable.

KPMG LLP’s report refers to a change in accounting policy. As discussed in Note 2 (n) to our December 31, 2007 consolidated financial statements, the Company changed the manner in which it accounts for maintenance expense.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-3 with the SEC for the common stock we and the selling stockholder are offering pursuant to this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information.

You can obtain our SEC filings, including the registration statement of which this prospectus forms a part, at the SEC’s Web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, N.E., Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the information contained in the documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will update and supersede this information. We are incorporating by reference the following documents into this prospectus:

•	our Annual Report on Form 10-K for the year ended December 31, 2007;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2008;

•	our Quarterly Report on Form 10-Q for the quarter ended June 30, 2008 to be filed prior to the effectiveness of the registration statement of which this prospectus forms a part;

•

the portions of our Definitive Proxy Statement on Schedule 14A for the 2008 annual meeting of stockholders that are incorporated by reference in the Annual Report on Form 10-K for the year ended December 31, 2007;

•	our Current Reports on Form 8-K filed March 3, 2008, May 6, 2008, May 23, 2008, May 30, 2008 and July 30, 2008; and

•	the description of our common stock contained in our registration statement on Form 8-A and any amendments or reports filed for the purpose of updating such description.

We are also incorporating by reference into this prospectus any future filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 prior to the termination of the offering of the securities to which this prospectus relates. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein, or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents incorporated by reference in this prospectus, other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents. Requests may be made in writing to CAI International, Inc., One Embarcadero Center, Suite 2101, San Francisco, CA 94111, Attn: Victor Garcia, Chief Financial Officer or by telephoning CAI at (415) 788-0100.

4,000,000 Shares

CAI INTERNATIONAL, INC.

Common Stock

PROSPECTUS

Piper Jaffray

Banc of America Securities LLC

Jefferies & Company

William Blair & Company

                     , 2008

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table shows the expenses to be incurred in connection with the offering described in this registration statement, all of which will be paid by the registrant. All amounts are estimates, other than the SEC registration fee, the NASD filing fee and The New York Stock Exchange listing fee.

SEC registration fee	$3,274
FINRA filing fee	8,831
New York Stock Exchange additional listing fee	7,358
Accounting fees and expenses	150,000
Legal fees and expenses	250,000
Printing and engraving expenses	70,000
Miscellaneous	60,537

Total	$550,000

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the Delaware General Corporation Law (DGCL) authorizes a corporation to indemnify its directors, officers, employees and agents against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement reasonably incurred, provided they act in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal proceeding, had no reasonable cause to believe their conduct was unlawful, although in the case or proceedings brought by or on behalf of the corporation, such indemnification is limited to expenses and is not permitted if the individual is adjudged liable to the corporation (unless the Delaware Court of Chancery or the court in which such proceeding was brought determines otherwise in accordance with the DGCL). Section 102 of the Delaware General Corporation Law authorizes a corporation to limit or eliminate its directors’ liability to the corporation or its stockholders for monetary damages for breaches of fiduciary duties, other than for (1) breaches of the duty of loyalty; (2) acts or omissions not in good faith or that involve intentional misconduct or knowing violations of law; (3) unlawful payments of dividends, stock purchases or redemptions; or (4) transactions from which a director derives an improper personal benefit. Our certificate of incorporation contains such a provision.

Our bylaws, which incorporate Section 145 of the DGCL, provides that we will indemnify each director and officer against all claims and expenses resulting from the fact that such person was a director, officer, agent or employee of the registrant. A claimant is eligible for indemnification if the claimant (1) acted in good faith and in a manner that, in the claimant’s reasonable belief, was in or not opposed to the best interests of the registrant; or (2) in the case of a criminal proceeding, had no reasonable cause to believe the claimant’s conduct was unlawful. This determination will be made by our disinterested directors, our stockholders or independent counsel in accordance with Section 145 of the DGCL.

Section 145 of the DGCL authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation against any liability asserted against and incurred by such person in any such capacity, or arising out of such person’s status as such. We have obtained liability insurance covering our directors and officers for claims asserted against them or incurred by them in such capacity.

In addition, we have entered into agreements to indemnify our directors and certain of our officers in addition to the indemnification provided for in the certificate of incorporation and bylaws. These agreements, among other things, indemnify our directors and some of our officers for certain expenses (including attorneys fees), judgments, fines and settlement amounts incurred by such person in any action or proceeding, including any action by or in our right, on account of services by that person as a director or officer of CAI International, Inc. or as a director or officer of any of our subsidiaries, or as a director or officer of any other company or enterprise that the person provides services to at our request.

The underwriting agreement provides that the underwriters are obligated, under certain circumstances, to indemnify our directors, officers and controlling persons against certain liabilities, including liabilities under the Securities Act. Reference is made to the form of underwriting agreement filed as Exhibit 1.1 hereto.

Reference is made to Item 17 for our undertakings with respect to indemnification for liabilities under the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)	Exhibits. The following exhibits are filed as part of this registration statement.

Exhibit No.	Description

*1.1	Form of Underwriting Agreement

*5.1	Opinion of Perkins Coie LLP

23.1	Consent of KPMG LLP

*23.2	Consent of Perkins Coie LLP (included in Exhibit 5.1)

*24.1	Powers of Attorney (included on page II-5)

*	Previously filed.

ITEM 17. UNDERTAKINGS.

(a) The undersigned registrant hereby undertakes:

(1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i), (1)(ii) and (1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5) That for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or

Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liability (other than a payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceedings) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(d) The undersigned registrant hereby undertakes that:

(1) For purposes of determining liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e) The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Trust Indenture Act.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of San Francisco, State of California on August 1, 2008.

CAI International, Inc.

By:	/s/ MASAAKI (JOHN) NISHIBORI
Masaaki (John) Nishibori
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed on August 1, 2008 by or on behalf of the following persons in the capacities indicated.

Signature	Title	Date

/s/ HIROMITSU OGAWA Hiromitsu Ogawa	Executive Chairman of the Board	August 1, 2008

/s/ MASAAKI (JOHN) NISHIBORI Masaaki (John) Nishibori	President, Chief Executive Officer and Director (principal executive officer)	August 1, 2008

/s/ VICTOR GARCIA Victor Garcia	Senior Vice President and Chief Financial Officer (principal financial and accounting officer)	August 1, 2008

* Marvin Dennis	Director	August 1, 2008

* William W. Liebeck	Director	August 1, 2008

* Gary M. Sawka	Director	August 1, 2008

*By	/s/ MASAAKI (JOHN) NISHIBORI
Masaaki (John) Nishibori Attorney-in-fact

INDEX TO EXHIBITS

Exhibit No.	Description

*1.1	Form of Underwriting Agreement

*5.1	Opinion of Perkins Coie LLP

23.1	Consent of KPMG LLP

*23.2	Consent of Perkins Coie LLP (included in Exhibit 5.1)

*24.1	Powers of Attorney (included on Page II-5)

*	Previously filed.